Exhibit 99.1

Trilogy International Partners Inc.

Notice of Special Meeting of Shareholders on March 15, 2022

Management Information Circular

February 7, 2022

February 7, 2022

Dear Shareholders,

On behalf of the board of directors the (“Board”) of Trilogy International Partners Inc. (the “Corporation”), I would like to invite you to attend the Special Meeting of Shareholders of the Corporation (the “Meeting”), which is currently scheduled to be held on March 15, 2022 at 9:00 a.m., Pacific Daylight Time. In accordance with ongoing efforts in North America to curtail the COVID-19 pandemic, the Corporation will conduct the Meeting in a virtual-only format via a live webcast, as the Corporation did for last year’s annual general and special meeting of shareholders. You will be able to attend the meeting online at https://virtual-meetings.tsxtrust.com/1257 (control number provided from TSX Trust Company, case sensitive password: trilogy2022). Registration and participation information appears in the enclosed Management Information Circular (“Circular”).

The shareholders will vote at the Meeting on resolutions to approve a reorganization of the business of the Corporation by way of a significant corporate transaction and to permit the Board to reduce the capital of the Corporation’s common shares in order to enable the distribution to the shareholders of a portion of the proceeds from the transaction. As is described in the Circular, on December 31, 2021, the Corporation’s subsidiary, Trilogy International New Zealand LLC (“TINZ”), entered into a share purchase agreement with Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital (NZ) Limited (the “Purchaser”), and Voyage Australia Holdings Pty Limited, pursuant to which the Purchaser agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of Two Degrees Group Limited (“2degrees”) owned by the Vendors. Because the sale of 2degrees constitutes a sale of substantially all of the Corporation’s assets, it requires approval of not less than two thirds of the shares voting at the Meeting.

Your participation in the affairs of the Corporation is important to us. Should you be unable to attend the meeting, there are instructions included within this Circular that describe the process for providing your voting instructions, via proxy or voting information form, to ensure your voice is heard. The voting instructions can be found on page 8 of this Circular.

We look forward to speaking with you at the Meeting.

Sincerely,

John W. Stanton

Chairman of the Board of Directors

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1

MANAGEMENT INFORMATION CIRCULAR	3

Forward-Looking Information	3

General Information	7

Corporate Background	7

VOTING INFORMATION	8

Solicitation of Proxies	8

Notice to United States Shareholders	8

Notice-and-Access	8

Advice to Registered Shareholders – Voting and Revocation of Proxies	9

Advice to Registered Shareholders – Voting of Proxies	9

Advice to Non-Registered Shareholders – Voting Information Forms	10

Attending and Participating in the Meeting	10

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	12

BUSINESS OF THE MEETING	12

SALE OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS	12

General Description of the Transaction	12

Background to the Transaction	12

Opinion of Financial Advisor to the Board	15

Recommendation of the Board	15

Reason for the Transaction	15

The Purchase Agreement	16

Ancillary Agreements	21

Bridge Loans	22

Transaction Resolution	22

Dissent Rights	23

CAPITAL REDUCTION AND RETURN OF CAPITAL	24

Background to the Capital Reduction and Return of Capital	24

Effect of the Cash Distribution	26

Plans Following Initial Cash Distribution	26

Recommendation of the Board	26

Capital Reduction Resolution	26

RISK FACTORS	27

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	29

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	31

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION	36

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	36

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37

AUDITOR	37

OTHER BUSINESS	37

ADDITIONAL INFORMATION	38

APPROVAL BY DIRECTORS	38

SCHEDULE “A” FAIRNESS OPINION	A-1

SCHEDULE “B” DISSENT RIGHTS - BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	B-1

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) will be held on March 15, 2022, at 9:00 a.m., Pacific Daylight Time, via a live webcast at https://virtual-meetings.tsxtrust.com/1257.

The Corporation is holding the Meeting in a virtual-only format in recognition that, due to the ongoing COVID-19 pandemic, in-person gatherings are currently discouraged (and may be prohibited or strictly limited by applicable regulations) for public health reasons. Shareholders and duly appointed proxyholders can attend the Meeting by going to https://virtual-meetings.tsxtrust.com/1257 and logging in. During the Meeting’s live webcast, shareholders and duly appointed proxyholders will be able to participate, vote, and submit questions. Non-registered owners of shares who have not appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. See “Attending and Participating in the Meeting” instructions in the Management Information Circular.

On December 31, 2021, the Corporation’s subsidiary, Trilogy International New Zealand LLC (“TINZ”), entered into a share purchase agreement with Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital (NZ) Limited (the “Purchaser”), and Voyage Australia Holdings Pty Limited, pursuant to which the Purchaser agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of Two Degrees Group Limited (“2degrees”) owned by the Vendors. On the same date, the Purchaser entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, the Purchaser has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. As a result of this transaction the Corporation will cease to indirectly carry on business in New Zealand.

The sale by TINZ of its shares in the capital of 2degrees constitutes a sale of substantially all of the Corporation’s assets.

At the Meeting, Shareholders will:

1.	consider and, if deemed advisable, pass a special resolution to approve the sale of substantially all of the Corporation’s assets (the “Transaction”), as more particularly set out in the accompanying management information circular (the “Circular”);

2.	consider, and if deemed advisable, pass a special resolution to approve a reduction in the capital of the common shares of the Corporation to facilitate the distribution, in one or more installments, of all or a portion of the net cash proceeds received by the Corporation from the Transaction, as more particularly set out in the accompanying Circular; and

3.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

The board of directors of the Corporation (the “Board”) has fixed the close of business on February 1, 2022 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. The Corporation has prepared a list, as of the close of business on the Record Date, of the holders of common shares (the “Common Shares”) in the capital of the Corporation. A holder of record of Common Shares whose name appears on such list is entitled to vote the Common Shares shown opposite such holder’s name on such list at the Meeting.

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Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. Alternatively, Shareholders can vote on-line by following the instructions on their proxy or voting instruction form. To be effective, the proxies must be received at the Toronto office of TSX Trust Company (“TSX Trust”), the Corporation’s registrar and transfer agent, located at 301 – 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1, by 9:00 a.m. Pacific Daylight Time on March 11, 2022, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting. Shareholders whose Common Shares are held by a nominee will receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

The Canadian securities regulators allow for the use of notice-and-access for delivery of the Circular to both the registered and non-registered Shareholders of the Corporation. The Circular has not been mailed, but Shareholders are provided with notice on where to find the Circular online or how to request a paper copy. The Circular provides you with additional details concerning notice-and-access as well as information about the Corporation and the business to be conducted at the Meeting. Please review the Circular before you cast your vote.

Proxies will be counted and tabulated by TSX Trust in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board to discharge their legal obligations to the Corporation or its Shareholders.

Registered Shareholders of the Corporation have the right to dissent with respect to certain of the matters to be considered at the Meeting, as more particularly described in the accompanying Circular. Those registered Shareholders who validly exercise dissent rights will be entitled to be paid fair value of their Common Shares. In order to validly exercise dissent rights, registered Shareholders must strictly comply with the dissent procedures as set out in Sections 237 to 247 of the Business Corporations Act (British Columbia), a copy of which is set out in the accompanying Circular as Schedule “B” and as more particularly described in the accompanying Circular.

DATED February 7, 2022

By Order of the Board of Directors of TIP Inc.

John W. Stanton
Chairman of the Board of Directors

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MANAGEMENT INFORMATION CIRCULAR

This management information circular, including all schedules hereto (the “Circular”), is furnished in connection with the solicitation of proxies by or on behalf of the management (“Management”) of Trilogy International Partners Inc. (the “Corporation” or “TIP Inc.”) from the holders of common shares (the “Common Shares”) of the Corporation, for the purposes set forth in the Notice of Special Meeting of shareholders of the Corporation (the “Shareholders”) accompanying this Circular. The Special Meeting of the Shareholders of the Corporation, or any adjournment(s)  or postponement(s) thereof (the “Meeting”), will be held on March 15, 2022 at 9:00 a.m., Pacific Daylight Time, via a live webcast at https://virtual-meetings.tsxtrust.com/1257.

Forward-Looking Information

Certain statements and information in this Circular are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Corporation’s views of its short and longer term plans, expectations and prospects. The Corporation cautions you that forward looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Corporation’s business outlook for the short and longer term and statements regarding the Corporation’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to:

•	the strategic alternatives available to the Corporation;

•	the likelihood that the sale of substantially all of the Corporation’s assets (the “Transaction”) will be completed within a reasonable time in accordance with the terms of the share purchase agreement among Trilogy International New Zealand LLC (“TINZ”), Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Two Degrees Group Limited (“2degrees”), Voyage Digital (NZ) Limited (the “Purchaser”), and Voyage Australia Holdings Pty Limited, pursuant to which the Purchaser agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors (the “Purchase Agreement”);

•	the Vendors’ ability to satisfy the conditions of the Purchase Agreement and obtain the required third party consents;

•	the Corporation’s indebtedness;

•	the Corporation’s use of the net proceeds from the Transaction;

•	the Corporation making one or more Cash Distributions (as defined below) in Cash Distribution Amounts (as defined below) to be determined by the Board by way of a return of capital and corresponding reduction in the capital of the Common Shares;

•	obtaining the requisite Shareholder approvals for the Transaction and reduction of capital;

•	the amount and availability of funds placed in escrow to secure payment of certain indemnification obligations of the Vendors;

•	the record date to be determined by the Board to determine Shareholders entitled to receive the first Cash Distribution (each, a “Cash Distribution Record Date”) and the date of the first Cash Distribution (the “first Cash Distribution Date”) following closing of the Transaction (“Closing”);

•	that the first Cash Distribution Date is expected to be approximately 60 days after Closing;

•	the Board’s expectation that the financial resources available to the Corporation following the payment of the first Cash Distribution will be adequate to fund the Corporation’s operations moving forward;

•	the realizable value of the Corporation’s assets after a capital reduction;

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•	the impact of a termination of the Purchase Agreement;

•	the ability to find a party willing to pay an equivalent or more attractive price than the total purchase price to be paid pursuant to the Transaction (the “Purchase Price”) if the Transaction is not completed;

•	the impact of Shareholders asserting dissent rights in connection with approval of the Transaction;

•	the potential payment of the Termination Fee (as defined below) in connection with the Purchase Agreement;

•	the indebtedness of Trilogy International South Pacific LLC (“TISP”), which must be repaid upon Closing;

•	the Corporation’s use of the net proceeds from the Transaction;

•	the Corporation’s ability to meet the continued listing requirements of the Toronto Stock Exchange (the “TSX”); and

•	the enactment of proposals to amend the Income Tax Act (Canada) (the “Tax Act”) and the regulations promulgated thereunder (the “Regulations”) publicly announced by the Minister of Finance (Canada).

Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Corporation’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Corporation to develop such forward-looking statements include, but are not limited to:

•	the structure and effect of the Transaction being completed in accordance with the terms of the Purchase Agreement and in accordance with the timing currently anticipated;

•	all conditions precedent in the Purchase Agreement being satisfied or waived, including the receipt of Shareholder approval of the Transaction Resolution (as defined below);

•	the timely receipt of any and all required third-party consents pertaining to the Transaction;

•	the anticipated continuing impact of the COVID-19 pandemic on the business of TIP Inc. and its subsidiaries;

•	taxes payable;

•	the Meeting date and approval of the Transaction by the Shareholders;

•	the amount of proceeds at the completion of the Transaction that will be received by the Corporation and available for distribution to the Shareholders;

•	the obligation to repay indebtedness of the Corporation and its wholly owned subsidiaries with a portion of the proceeds received by the Corporation upon completion of the Transaction;

•	the Corporation’s intended use of remaining proceeds from the Transaction;

•	the vesting of restricted share units of the Corporation (“RSUs”) and settlement of deferred share units of the Corporation (“DSUs”) on or around Closing and the payment to employees of the Corporation of retention bonuses and severance amounts in connection with the sale of substantially all of the assets of the Corporation;

•	data based on good faith estimates that are derived from Management’s knowledge of the industry and other independent sources;

•	general economic and industry growth rates; and

•	commodity prices, currency exchange and interest rates and competitive intensity.

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Forward-looking statements are based on estimates and assumptions made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Corporation believes are appropriate in the circumstances. Many factors could cause the Corporation’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” in this Circular and in TIP Inc.’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”) filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Corporation’s forward-looking statements, include, without limitation:

•	possible failure of a party to the Purchase Agreement to satisfy the conditions precedent set out in the Purchase Agreement and the risk that the Transaction may not be completed on a timely basis, if at all;

•	the risk of not obtaining third-party consents or approvals required pursuant to the Purchase Agreement and Shareholder approval of the Transaction Resolution;

•	possible termination of the Purchase Agreement by a party to the Purchase Agreement;

•	the risk that the Transaction may involve unexpected costs, liabilities or delays;

•	the risk that the completion of, and anticipated benefits from, the Transaction may be adversely affected by COVID-19;

•	uncertainty as to the amount of net cash proceeds that will be available to the Corporation following Closing, as a result of, among other things, adjustments at Closing for certain transaction fees and the incurrence of certain transaction, severance and other costs which may be material;

•	the possible occurrence of an event, change or other circumstance that could result in the termination of the Transaction;

•	risks related to the diversion of Management’s attention from the Corporation’s ongoing business operations;

•	restrictions on the Corporation in regard to soliciting alternative transaction proposals from third parties;

•	risks related to the Corporation’s intended distribution strategy following the Transaction;

•	risks that third parties with which the Corporation and its subsidiaries currently do business, including its customers, may cease to do so by reason of the announcement of the Transaction or otherwise;

•	risks that employees, or persons providing services to, 2degrees or the Corporation may terminate their employment or arrangements with 2degrees or the Corporation and that 2degrees or the Corporation, as applicable, may be adversely affected;

•	risks that a substantial number of Shareholders could exercise their dissent rights in respect of the Transaction Resolution;

•	risks that the market price and trading volume of the Common Shares may materially decrease or experience increased fluctuation as a result of the Transaction or otherwise;

•	risks that the Corporation and its subsidiaries will not have sufficient financial resources to achieve their objectives;

•	risks related to the Corporation’s significant level of consolidated indebtedness, the Corporation’s ability to refinance its indebtedness, and the possibility of default;

•	risks that the Bridge Loans (as defined below) may not be sufficient in the event that Closing is delayed;

•	risks related to the Corporation’s ability to sell or purchase assets;

•	risks related to the restrictive covenants in the documentation evidencing the outstanding consolidated indebtedness of the Corporation and its wholly owned subsidiaries;

•	risks related to the ability of the Corporation and TISP, in the event the Transaction does not close, to pay interest due on their indebtedness and their reliance on dividend distributions from the Corporation’s operating subsidiaries in New Zealand and Bolivia to fund such payments;

•	the risk that the Corporation’s credit ratings could be downgraded;

•	the significant political, social, economic and legal risks of operating in Bolivia;

•	the regulated nature of the industry in which the Corporation participates;

•	some of the Corporation’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;

•	the need for spectrum access;

•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;

•	risks related to anti-corruption compliance;

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•	intense competition in all aspects of the Corporation’s business;

•	lack of control over network termination costs, roaming revenues and international long distance revenues;

•	rapid technological change and associated costs, including the ability of the Corporation’s subsidiaries to finance, construct and deploy 5G technology in their markets;

•	reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;

•	subscriber churn risks, including those associated with prepaid accounts;

•	the need to maintain distributor relationships;

•	security threats and other material disruptions to the Corporation’s wireless network;

•	the ability of the Corporation to protect subscriber information and cybersecurity risks generally;

•	actual or perceived health risks associated with handsets;

•	risks related to litigation, including class actions and regulatory matters;

•	risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;

•	reliance on limited Management resources;

•	risks related to the minority shareholders of the Corporation’s subsidiaries;

•	general economic risks;

•	risks related to natural disasters, including earthquakes and public health crises (including the coronavirus (COVID-19) outbreak) and related potential impact on the Corporation’s financial results and performance;

•	risks related to climate change and other environmental factors;

•	foreign exchange rate and interest rate changes and associated risks;

•	risks related to currency controls and withholding taxes;

•	the ability of the Corporation and its subsidiaries to utilize carried forward tax losses;

•	tax related risks;

•	the Corporation’s dependence on its subsidiaries to make distributions to pay the Corporation’s taxes and other expenses;

•	risks related to the impact of new laws and regulations;

•	risks associated with the Corporation’s internal controls over financial reporting;

•	an increase in costs and demands on Management resources when the Corporation ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;

•	additional expenses if the Corporation loses its foreign private issuer status under U.S. federal securities laws;

•	risks that the market price of the Common Shares may be volatile and may continue to be significantly depressed;

•	risks that substantial sales of Common Shares may cause the price of the shares to decline;

•	the prohibition in the Purchase Agreement against 2degrees making distributions prior to Closing;

•	other restrictions on the ability of the Corporation’s subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude the payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees to pay dividends;

•	dilution of the Common Shares and other risks associated with equity financings;

•	the ability of the Corporation to enhance its 4G LTE networks with 4.5G and 4.9G features and to deploy 5G technology;

•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and

•	risks related to being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. All forward-looking statements included herein are based on the beliefs, expectations and opinions of Management on the date the statements are made. Except as required by applicable law, the Corporation does not assume any obligation to update forward looking statements should circumstances or Management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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General Information

Except as otherwise stated, the information contained herein is given as of February 7, 2022. Unless otherwise stated, figures in this Circular are expressed in United States dollars (“US$” or “$”), the same currency that the Corporation uses in its consolidated financial statements for the year ended December 31, 2021. As at December 31, 2021 and February 7, 2022 (the effective date of this Circular), the value of the Canadian dollar (“C$”), based on the Bank of Canada’s daily rates of exchange, was US$0.7888 and US$0.7881, respectively. As at December 31, 2021 and February 7, 2022 (the effective date of this Circular), the value of the New Zealand dollar (“NZ$”), based on the rates published by Oanda (www.oanda.com), was US$0.6834 and US$0.6606, respectively.

Corporate Background

TIP Inc. was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.

On November 1, 2016, Alignvest and Trilogy International Partners LLC (“Trilogy LLC”) entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share (“Special Voting Share”) and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. Each outstanding TIP Inc. Warrant expired on February 7, 2022.

Immediately following the effective time of the Arrangement, TIP Inc. continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Corporation adopted new articles (the “Articles”) that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Corporation to comply with the Overseas Investment Act 2005 of New Zealand.

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on the Corporation’s company profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States on the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

As of September 30, 2021, TIP Inc. held a 99.3% economic ownership interest in Trilogy LLC and, as a result of the redemptions of all remaining outstanding Trilogy LLC Class C Units in October 2021, TIP Inc. now holds 100% economic ownership interest in Trilogy LLC.

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VOTING INFORMATION

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail pursuant to “notice-and-access” (as further described below), but proxies may also be solicited personally, by telephone, email, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation. The Corporation will reimburse investment dealers, brokers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of Common Shares. Invoices for such permitted fees and costs should be directed to the attention of the Chief Financial Officer of the Corporation (the “CFO”) at 155 108 Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Notice to United States Shareholders

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated under the BCBCA, certain of its directors (each, a “Director”) are residents of Canada and a substantial portion of the Corporation’s assets and the assets of such Directors are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Corporation is availing itself of the “notice-and-access” provisions in securities laws that permit the Corporation to forgo mailing paper copies of this Circular and proxy-related materials to Shareholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101, Communication With Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators (“NI 54-101”), the Corporation has distributed a notice and either a proxy form or voting instruction form (collectively, the “Notice Package”) to the registered Shareholders, to certain non-registered Shareholders, to clearing agencies and intermediaries for onward distribution to other non-registered Shareholders, of the internet website location where Shareholders may access the notice of Meeting, this Circular and the instrument of proxy (collectively, the “Meeting Materials”).

The Corporation will pay for intermediaries to forward the Notice Package and, if applicable, the Meeting Materials to objecting beneficial owners (as defined in NI 54-101) to whom the Corporation has not sent Notice Packages directly. Intermediaries are required to forward the Notice Package and, if applicable, the Meeting Materials to such non- registered Shareholders except for those non-registered Shareholders who have waived their right to receive Meeting Materials. Typically, intermediaries will use a service company (such as Broadridge Financial Services Inc.) to forward the Notice Package to non-registered Shareholders.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online at https://docs.tsxtrust.com/2015. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials.

If you wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access, please contact TSX Trust Company (“TSX Trust”) by calling 1-866-600-5869 or emailing TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by close of business on March 7, 2022.

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Advice to Registered Shareholders – Voting and Revocation of Proxies

A registered Shareholder is a Shareholder that holds Common Shares in its own name. A registered Shareholder may attend and vote at the Meeting. Alternatively, a registered Shareholder may deposit a proxy that nominates a person or entity to represent the Shareholder at the Meeting. If you are a registered Shareholder and you intend to participate and vote at the Meeting online, you do not need to complete the proxy. See “Attending and Participating in the Meeting” below.

All proxies or alternative forms of proxy must be completed properly and signed, and they must be deposited at the office of TSX Trust, the Corporation’s registrar and transfer agent, indicated on the enclosed envelope for receipt not later than 9:00 a.m. (Pacific Daylight Time) on March 11, 2022 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjusted time of the Meeting, or by delivering it to the Chair of the Board, prior to the commencement of the Meeting on the date of such Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Advice to Registered Shareholders – Voting of Proxies

Registered Shareholders can appoint a person or an entity other than the Management proxyholders to attend the Meeting and vote on their behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided.

The Common Shares represented by properly completed and executed proxies that are received in the manner prescribed above will be voted (or withheld from voting) in accordance with the instructions of the Shareholder, including on any ballot votes that may take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxy holder can vote your Common Shares as he or she sees fit. Where no choice is specified, the Common Shares represented by properly completed and executed proxies in favour of the Management proxy nominees named in the printed portion of the enclosed proxy will be voted “FOR” each of the matters to be voted on by Shareholders, as follows:

“FOR” the Transaction Resolution; and

“FOR” the Capital Reduction Resolution.

The accompanying proxy also confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters as may properly come before the Meeting. At the date of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to Management should properly come before the Meeting, the Common Shares represented by proxies in favour of the Management nominees named in the accompanying form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominees.

A proxy given by a registered Shareholder for use at the Meeting may be revoked by an instrument in writing that is signed by the Shareholder or by the Shareholder’s attorney, if authorized in writing, or by transmitting, by electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, if authorized in writing, to or at the registered office of the Corporation’s registrar and transfer agent at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or by delivering to the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law.

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Advice to Non-Registered Shareholders – Voting Information Forms

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A Shareholder may be non-registered (a “Non-Registered Holder”) because it holds interests in the Corporation in respect of Common Shares that are not registered in its own name but are instead registered in the names of entities such as brokerage firms, banks or trust companies through which the Common Shares were purchased on behalf of the Shareholder or to which the Shareholder transferred Common Shares that were formerly registered in the Shareholder’s own name. More particularly, a person is a Non- Registered Holder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans).

Non-Registered Holders who have not objected to an Intermediary disclosing certain ownership information about them to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to an Intermediary disclosing ownership information about them to the Corporation are referred to as objecting beneficial owners (“OBOs”).

In accordance with the requirements of NI 54-101, the Corporation has assumed responsibility for sending the Notice Package and, if applicable, the Meeting Materials directly to the NOBOs. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Also in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice Package and, if applicable, the Meeting Materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.

The Notice Package sent to each NOBO and OBO includes a Voting Instruction Form (“VIF”) which, when properly completed and signed by the NOBO or OBO and returned to the Corporation (in the case of a NOBO) or the appropriate Intermediary or its service company (in the case of an OBO), will constitute voting instructions that the Corporation or Intermediary must follow. The purpose of this procedure is to permit NOBOs and OBOs to direct the voting of the Common Shares that they beneficially own.

Non-Registered Holders receiving a VIF cannot use that form to vote their Common Shares directly at the Meeting. Non- Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

Non-Registered Holders who wish to revoke or amend their VIFs, or revoke their proxies, should refer to the instructions received from TSX Trust.

Attending and Participating in the Meeting

Registered Shareholders and duly appointed proxyholders can participate in the online Meeting and vote and ask questions by clicking on the “submit questions” button at the appropriate times during the Meeting.

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Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	At least 15 minutes before the Meeting starts type in https://virtual-meetings.tsxtrust.com/1257 on your browser. Please do not do a Google search. Do not use Internet Explorer.

2.	Click on “I have a control number”.

3.	Enter your 12-digit control number (on your proxy form).

4.	Enter the password: trilogy2022 (case sensitive).

5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click “Submit”. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here: https://tsxtrust.com/resource/en/75.

If you are a Non-Registered Holder and want to vote online at the Meeting or appoint a person (who need not be a Shareholder) to attend and act on your behalf, you must appoint yourself or another person as proxyholder and register with TSX Trust in advance of the Meeting by following the steps listed below:

1.	Appoint yourself or another person as proxyholder by writing your or the other person’s name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com and submitting the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75, on or before 9:00 am Pacific Daylight Time on March 11, 2022. TSX Trust will ask for your or your appointee’s contact information and will send you or your appointed proxyholder a control number via email.

4.	At least at least 15 minutes before the Meeting starts, you or your proxyholder should:

a.	type in https://virtual-meetings.tsxtrust.com/1257 on your (or your proxyholder’s) browser. Please do not do a Google search. Do not use Internet Explorer.

b.	Click on “I have a control number”.

c.	Enter the control number provided by tsxtrustproxyvoting@tmx.com.

d.	Enter the password: trilogy2022 (case sensitive).

e.	When the ballot is opened, click on the “Voting” icon. To vote, simply select the desired voting direction from the options shown on screen and click “Submit”. A confirmation message will appear to show the vote has been received.

If you are a Non-Registered Holder and do not want to vote online, you can listen to the Meeting by following the steps below:

1.	at least 15 minutes before the Meeting starts, type in https://virtual-meetings.tsxtrust.com/1257 on your browser. Please do not do a Google search. Do not use Internet Explorer.

2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting Common Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

If you attend the Meeting online, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

If you are a registered Shareholder and login using the 12-digit control number as your username and you accept the terms and conditions for participation, you will be revoking any and all previously submitted proxies. However, you will be entitled to vote by ballot online on the matters put forth at the Meeting. If you do not wish to revoke previously submitted proxies, do not accept the terms and conditions, in which case you will be permitted to enter the Meeting only as a guest.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only Shareholders who are entitled to receive notice of and to attend and vote at the Meeting are those who are listed on the Corporation’s register of Shareholders as at the close of business on February 1, 2022 (the “Record Date”) (see “Voting of Proxies” above).

Each Common Share outstanding on the Record Date carries the right to one vote.

As at the Record Date, the Corporation had 87,502,189 Common Shares issued and outstanding and nil Special Voting Shares issued and outstanding. On February 7, 2022, 1,675,336 Common Shares held by Alignvest Management Corporation (“Alignvest Management”) and certain other Shareholders were forfeited pursuant to a forfeiture agreement and such Common Shares will not be eligible to be voted at the Meeting.

To the knowledge of the Directors and executive officers of the Corporation, as at February 7, 2022, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the combined voting rights attached to the issued and outstanding Common Shares, except as detailed below.

Name	Number and Type of Securities	Type of Ownership	Percentage of Class	Total Voting Power
SG Enterprises II, LLC (“SGE II”)	16,908,563 Common Shares	Registered	19.7%	19.7%

BUSINESS OF THE MEETING

SALE OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS

General Description of the Transaction

On December 31, 2021, the Corporation’s subsidiary, TINZ, entered into a share purchase agreement with Tesbrit, the Purchaser, and Voyage Australia Holdings Pty Limited, pursuant to which the Purchaser agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors. On the same date, the Purchaser entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited (“Pacific Custodians”) to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, the Purchaser has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. The Closing is expected to take place between mid-May and mid-June. The Transaction may result in the TSX reviewing the Common Shares for compliance with the TSX’s continued listing requirements.

The aggregate purchase price for the Transaction is NZ$1.315 billion. At Closing, after settlement of 2degrees options and reductions for certain costs, TINZ expects to receive approximately NZ$930 million. At an assumed NZ$ to US$ exchange rate of 0.67, these proceeds would equal $625 million, inclusive of the escrow amount discussed below.

Background to the Transaction

The Transaction is the result of the Corporation’s ongoing efforts to manage its corporate indebtedness, provide liquidity for its investors, and support the continued growth of 2degrees. The Board and senior Management recognized in early 2021 that a strategic transaction concerning 2degrees would be imperative given both 2degrees’ need for additional capital to fund 5G deployment and the Corporation’s need to refinance its indebtedness, which was due to mature in May 2022. After consulting with advisors, and noting that valuations in the Australia-New Zealand market were rising, the Corporation determined that it would be appropriate to explore a public listing of the shares of 2degrees.

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On March 24, 2021, the Corporation and 2degrees issued press releases stating that 2degrees would explore listing its shares on the NZX Main Board and the Australian Stock Exchange (the “2degrees IPO”) in the latter half of 2021 or early 2022. At the same time, 2degrees engaged advisors to assist in evaluating listing scenarios, including the sizing of a primary offering and of secondary offerings by TINZ and Tesbrit. The Corporation’s representatives to the 2degrees board discussed with 2degrees’ advisors that any offering would need to support a secondary offering large enough to enable the Corporation to fund the repayment of a significant portion of its existing debt.

Beginning in March 2021, the Corporation began negotiations with its lenders to extend the maturity dates on its corporate indebtedness in order to ensure that the 2degrees IPO could be conducted at a time before the Corporation’s debt became current; otherwise the value of the 2degrees share offering could have been depressed. In June 2021, the Corporation exchanged certain senior secured notes and amended other senior secured promissory notes such that the maturity date for all of its senior secured indebtedness was extended to May 2023.

In March 2021, Macquarie Asset Management (formerly known as Macquarie Infrastructure and Real Assets and its managed funds) (“MAM”), and Aware Super, an Australian superannuation fund, signed an agreement to acquire Vocus Group Limited (“Vocus Group”), the owner of Vocus New Zealand (“Vocus NZ”), a fixed wireless and broadband carrier in New Zealand. The acquisition was completed in July 2021. Between May and September 2021, discussions took place between MAM and the Corporation, regarding potential transactions that would benefit both parties, including the possibility of a combination of 2degrees and Vocus NZ. In the course of those discussions, the Corporation’s representatives identified the key issues that would need to be addressed in connection with any combination, most notably the repayment of the Corporation’s indebtedness.

2degrees and its advisors continued their preparatory work for the 2degrees IPO, tentatively targeting a launch in November 2021. In July, 2degrees announced that it had selected an experienced New Zealand business executive to serve as independent chair of the 2degrees board following its proposed public listing. 2degrees and its advisors recruited other candidates to serve as independent members of the 2degrees board in connection with the public listing. 2degrees management also conducted non-deal roadshows with New Zealand and Australian investors from late July through early September.

At the same time, the Corporation, working with its advisors, solicited offers to refinance the portion of its indebtedness that it expected it would not be able to repay with proceeds from a secondary offering in the 2degrees IPO.

At its meetings on August 9-10, 2021, the Board received a report from the Corporation’s senior executives on the progress of preparations for the 2degrees IPO, the status of refinancing discussions, and the preliminary discussions with MAM. The Board determined that 2degrees should continue to work towards launching the 2degrees IPO in November. The Board also advised the Corporation’s senior executives that they should explore the opportunity to discuss a Vocus NZ/2degrees combination with MAM.

In order to pursue more detailed discussions, the Corporation and Vocus Group executed a mutual nondisclosure agreement on August 12, 2021. Thereafter, the Corporation’s and MAM’s representatives and advisors analyzed a variety of transaction structures and reviewed opportunities to realize synergies and to accelerate growth following a combination of 2degrees and Vocus NZ.

Concurrently, 2degrees continued to prepare for the 2degrees IPO, including finalizing its draft offering circular and providing analysts with information for reports to potential investors regarding 2degrees’ prospects. The Corporation exchanged drafts of term sheets for replacement financing with its largest lenders.

In late September and early October of 2021, Vocus Group and its shareholders MAM and Aware Super negotiated with the Corporation concerning various non-binding and indicative transaction proposals whereby MAM and Aware Super would acquire all of Tesbrit’s 2degrees shares and a significant portion of TINZ’s 2degrees shares for cash in connection with a combination of 2degrees and Vocus NZ. These negotiations included letters from potential lenders stating that they were highly confident MAM and Aware Super would be able to secure the financing that would be needed to consummate the proposed transaction. On October 3, senior representatives of MAM and the Corporation, including John Stanton, the Corporation’s Chairman, convened a videoconference to discuss the status of negotiations. The Corporation’s representatives noted that any transaction should include terms that would enable the Corporation to sell the minority stake it would hold in a combined entity through a public listing or by other means within a reasonable timeframe.

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On October 8, 2021, an agreement was signed by Vocus Group and TINZ pursuant to which the parties agreed to: (a) pause activity on the 2degrees IPO so that the parties could focus resources on due diligence and prepare formal transaction documentation; and (b) negotiate with each other exclusively for a limited period of time with respect to a potential transaction and not solicit a competing transaction from a third party.

On October 15, 2021, the Board convened a special meeting to evaluate the proposal received from MAM and Aware Super. The Board compared the terms of the offer to the likely outcomes of the 2degrees IPO and the terms of the replacement financing that the Corporation would be required to arrange in connection with the IPO. The Board noted that the requirements for regulatory approvals of the transaction would preclude closing the transaction before January 1, 2022, and that the Corporation would incur a principal increase of approximately $11 million on its senior secured notes if a liquidity event (such as the 2degrees IPO) did not occur by the end of the year. The Board concluded, however, that the offer from MAM and Aware Super provided a higher valuation than what the 2degrees IPO was expected to achieve, even after factoring in the principal increase on its debt, and that the risk of execution was low. The Board advised Management to continue to focus on the potential Vocus NZ/2degrees combination but also retain the option to resume the 2degrees IPO promptly if negotiations with MAM and Aware Super did not progress. It also advised Management to seek a commitment from MAM and Aware Super to support the Corporation’s ability to monetize its investment in a merged Vocus NZ/2degrees entity within a reasonable timeframe.

During October of 2021, representatives of the parties conducted due diligence on 2degrees and Vocus NZ and exchanged drafts of transaction documents.

On November 6, 2021, MAM and Aware Super submitted a revised written offer. The offer letter acknowledged the Corporation’s position with respect to a guaranteed exit right. It noted that the parties had different perspectives on appropriate terms for liquidity. In consequence, the offer letter proposed that, in lieu of the acquisition structure originally presented, MAM and Aware Super would immediately acquire all of the issued and outstanding shares of 2degrees for cash.

The November 6 offer was reviewed by the Board during its meeting of November 8-9, 2021. The Board evaluated the revised offer against likely outcomes of the 2degrees IPO, as well as other alternatives. It noted that the proposal to acquire all of the Corporation’s stake in 2degrees removed the risk, inherent in the preceding MAM/Aware Super proposal, of being unable to exit the merged 2degrees/Vocus NZ entity within a reasonable period. The Board similarly noted that the November 6 proposal eliminated the risk that the valuation of the shares offered in a 2degrees IPO could be less than anticipated. Among other things, a low valuation would require the Corporation to sell more shares in the secondary offering than desired in order to repay a portion of its debt, thus leaving it with a significantly reduced stake in 2degrees, which would jeopardize its ability to pay interest on its remaining debt with dividends from 2degrees. Consequently, the Board advised Management to continue to negotiate with MAM and Aware Super on outstanding material transaction terms.

Management consulted with Tesbrit following the Board meeting, and, on November 10, 2021, the Corporation and Tesbrit submitted a joint proposal to MAM and Aware Super responding to the November 6 revised offer. MAM and Aware Super replied by letter dated November 17, 2021. Following additional exchanges among MAM, Tesbrit and the Corporation, the parties reached a consensus on the material terms for the transaction on December 3, 2021, subject to the completion of due diligence and the preparation of formal transaction documents. The Corporation’s senior executives informed the Board of these developments on December 3, 2021.

The Corporation engaged Grant Samuel & Associates Limited (“Grant Samuel”) to prepare a fairness opinion for the Board on November 28, 2021.

Grant Samuel submitted a fairness opinion to the Board on December 21, 2021, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Corporation is fair, from a financial point of view, to the Corporation. The Board reviewed the fairness opinion as well as the status of the proposed transaction during an online meeting on December 22, 2021 (see below). It deferred further action until presentation of final transaction documents.

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Following December 22, 2021, representatives of the Corporation, Tesbrit, MAM and Aware Super worked to finalize the draft transaction documents and the Board received an execution version of the Purchase Agreement along with a summary of principal terms and issues on December 30, 2021. On December 31, 2021, after considering the proposed terms of the Transaction and having received the advice of Grant Samuel and the Corporation’s legal advisors, the Board unanimously: (i) determined that the Transaction is in the best interests of the Corporation and fair to the Corporation; (ii) determined that the consideration to be received by the Corporation pursuant to the Transaction is fair, from a financial point of view, to the Corporation; (iii) recommended to the Shareholders that they vote in favour of the Transaction; and (iv) approved the execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated thereby.

On December 31, 2021, TINZ, Tesbrit, the Purchaser, and Voyage Australia Holdings Pty Limited executed the Purchase Agreement and a press release announcing the Transaction was subsequently disseminated.

Opinion of Financial Advisor to the Board

On November 28, 2021, the Board retained Grant Samuel to prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, to the Corporation of the consideration to be received with respect to the Transaction (the “Fairness Opinion”).

Grant Samuel delivered its written Fairness Opinion to the Board on December 21, 2021. It reviewed and discussed the Fairness Opinion with Board members at a Board meeting on December 22, 2021. The Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of Grant Samuel, as of December 21, 2021, the consideration to be received by the Corporation pursuant to the Transaction is fair, from a financial point of view, to the Corporation. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Fairness Opinion” in Schedule “A” to this Circular.

The members of the Board unanimously concur with the views of Grant Samuel as set forth in the Fairness Opinion. The views of Grant Samuel were an important consideration in the Board’s decision to proceed with the Transaction.

Recommendation of the Board

The Board has unanimously determined that the Transaction Resolution is in the best interests of the Corporation and the Shareholders and unanimously recommends that the Shareholders vote in favour of the Transaction Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the factors listed below under “Reasons for the Transaction”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Corporation and 2degrees and after taking into account the advice of the Corporation’s legal and other advisors and the advice and input of Management.

Reason for the Transaction

As described above, in making its recommendation, the Board carefully considered a number of factors, including those listed below.

The following is a summary of the material information and factors considered by the Board in its evaluation of the Transaction and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to any of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board may have assigned different weights to different factors.

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•	Robust Valuation – The enterprise value for 2degrees implied by the Purchase Price is NZ$1.70 billion (including lease liabilities) or NZ$1.58 billion excluding lease liabilities. This represents an EV/EBITDA multiple of 8.9x based on last twelve months of New Zealand Segment Adjusted EBITDA at September 30, 2021 on a US-GAAP basis. This multiple is at the upper end of the range of values for 2degrees identified in the Fairness Opinion. On the basis of its review of projections for the potential 2degrees IPO, the Board determined that the Purchase Price was superior to the economic return that the Corporation and its Shareholders would realize from the completion of the 2degrees IPO and continued ownership interest in 2degrees following the IPO or from continuing to own 2degrees.

•	Strategic Alternatives – The Transaction was a result of a review by the Board of strategic alternatives available to the Corporation. In reviewing these alternatives, the Board considered, among other things, the potential immediate and long-term economic return to the Corporation and its Shareholders of completing an initial public offering of 2degrees shares (coupled with a secondary offering of 2degrees shares owned by TINZ) along with the risks associated with such an offering (including the risks associated with illiquidity during a lock-up period and the risks of selling down in an orderly fashion thereafter), the probability of receiving offers from other parties to acquire 2degrees shares owned by TINZ or to acquire the Corporation, the risks associated with not completing any transaction that would generate liquidity for the Corporation or its Shareholders in the near future, and 2degrees’ need for capital to accelerate the deployment of 5G technology. The Board concluded, after a thorough review, that the Transaction is more favourable to the Corporation than the other strategic alternatives reasonably available to the Corporation.

•	Lack of Financing Condition – The Transaction is an all-cash acquisition of shares that is not subject to a financing condition. Moreover, the Purchaser is funded by MAM and Aware Super, two highly credible financial institutions with strong balance sheets and access to financial resources. In connection with the execution of the Purchase Agreement, the Purchaser furnished commitment letters from lenders for financing that is adequate to complete the Transaction.

•	Reasonable Completion Time – The Board believes that the Transaction is likely to be completed in accordance with the terms of the Purchase Agreement and within a reasonable time, with Closing currently anticipated to occur during the second quarter of 2022.

•	Limited Conditionality and Execution Risk – The Purchaser’s obligation to complete the Transaction is subject to a limited number of conditions, including regulatory conditions that the Board does not believe entail significant risks of non-approval. In addition, the Board considered the likelihood of receiving the required third-party consents for Closing in the time period set out in the Purchase Agreement. The Board believes the Corporation will be able to satisfy the conditions for completing the Transaction and that the required third-party consents will be obtained prior to the Outside Date (as defined below).

•	Negotiated Transaction – The Board believes that the terms and conditions of the Purchase Agreement are reasonable and are the product of extensive arm’s length negotiations between the TINZ and its advisors, and Tesbrit and its advisors, on the one hand, and the Purchaser and its advisors, on the other hand.

•	Fiduciary Out – Under the Purchase Agreement, the Board, in certain circumstances, is permitted to consider, accept and enter into a definitive agreement with respect to an unsolicited Superior Proposal (as defined below) and, provided that the Purchaser does not exercise its right to match, terminate the Purchase Agreement. The Termination Fee payable in those circumstances is reasonable in the circumstances and not preclusive of other offers.

The Purchase Agreement

The following is a summary of certain material terms of the Purchase Agreement, which is qualified in its entirety by reference to the terms of the Purchase Agreement, a copy of which is available on the Corporation’s company profile on SEDAR (at www.sedar.com) and in the United States on the EDGAR database (at www.sec.gov). This summary and the other information regarding the Purchase Agreement and the Transaction are not exhaustive. Shareholders should read the Purchase Agreement carefully and in its entirety.

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On December 31, 2021, TINZ entered into the Purchase Agreement with Tesbrit and the Purchaser pursuant to which the Purchaser agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors. TINZ owns 73.17% of the shares of 2degrees (exclusive of shares to be issued on the exercise of stock options held by current and former employees of 2degrees). On the same date, the Purchaser entered into a share purchase agreement with Pacific Custodians to acquire the issued and outstanding shares, and the shares to be issued on conversion of options, in the capital of 2degrees owned beneficially by former and current employees of 2degrees (the “Pacific Custodians Agreement”). By virtue of executing these two share purchase agreements, the Purchaser has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. The Pacific Custodians Agreement is summarized in the section below headed “Ancillary Agreements”.

Purchase Price and Adjustments

The Purchase Price for 100% of the issued and outstanding share capital of 2degrees is NZ$1.315 billion, less adjustments at Closing for certain transaction fees, a share of the cost of the warranty and indemnity insurance (if procured), break costs incurred in repaying the financial indebtedness of 2degrees and its subsidiaries (“2degrees Group”) on Closing, any specific costs or payments made by 2degrees between September 30, 2021 and Closing (as more particularly defined in the Purchase Agreement), settlement of 2degrees options, and the aggregate amount of any capital expenditure incurred by the 2degrees Group between signing and Closing in excess of the amounts provided for in the Purchase Agreement that is not approved by the Purchaser.

The Purchase Price less the Escrow Amount (defined below) will be paid in full on Closing by the Purchaser. In addition to paying the Purchase Price, the Purchaser will advance funds to the 2degrees Group to allow the group to repay its external indebtedness and the Vendors will cause such repayment to occur.

Escrow

The Purchase Agreement specifies that NZ$30 million (the “Escrow Amount”) of the Purchase Price will be placed in escrow to secure payment of certain of the Vendors’ indemnification and other obligations to the Purchaser, should any claim be made by the Purchaser. The Escrow Amount will be held in a trust account maintained by the Purchaser’s solicitors for one year following Closing (assuming there are no outstanding claims as at that date). The Corporation is entitled to 73.2% of the Escrow Amount, based on the TINZ’s ownership interest in 2degrees.

Purchaser’s Guarantor

The performance by the Purchaser of its obligations under the Purchase Agreement and the Pacific Custodians Agreement, including the payment of all amounts payable by the Purchaser under those agreements, is guaranteed by its holding company, Voyage Australia Holdings Pty Limited (“Purchaser’s Guarantor”). The Purchaser’s Guarantor is a joint venture company owned by MAM and Aware Super and owns the Vocus Group business in Australia and New Zealand.

Representations and Warranties

The Purchase Agreement contains certain customary representations and warranties of the Vendors to the Purchaser relating to, among other things: (a) the due incorporation and existence, and corporate power and authority, of TINZ to enter into the Purchase Agreement and to complete the Transaction; (b) TINZ being the sole beneficial owner of the shares being sold by it and the delivery of unencumbered title at Closing to those shares; (c) 2degrees having no subsidiaries other than those listed in the Purchase Agreement; (d) there being no shares or other securities on issue, or to be issued, in the capital of 2degrees other than those that are the subject of the Purchase Agreement and the Pacific Custodians Agreement; (e) the due incorporation, existence and corporate authority of the 2degrees Group; (f) the solvency of TINZ and the 2degrees Group; (g) the accuracy and completeness of the due diligence information provided and the absence of any material adverse undisclosed circumstances affecting the 2degrees Group; (h) the basis of preparation of certain accounts of the 2degrees Group and the absence of material adverse changes in the business of the group since September 30, 2021; (i) the 2degrees Group having no undisclosed borrowings, guarantees or any other like commitments or liabilities; (j) the status of certain material business agreements to which the 2degrees Group is party, including that each agreement is valid and binding, no party is in material breach of any such agreement and no party has given notice of an intention to terminate or not renew any such agreement; (k) the 2degrees Group’s ownership of, and right to use, assets required to operate its business; (l) matters relating to the real properties owned or leased by the 2degrees Group; (m) matters relating to any litigation, claims or proceedings to which the 2degrees Group may be subject (or confirmation of the absence of such actions); (n) the 2degrees Group’s compliance with laws, licenses and permits; (o) labour-related matters including health and safety compliance and matters relating to the 2degrees Group employee option plan; (p) the status of business records; (q) matters relating to the insurance of the 2degrees Group; (r) intellectual property rights of the 2degrees Group including ownership, rights of use and status of registrations; (s) the information technology and network infrastructure environment of the 2degrees Group; and (t) tax-related matters.

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The representations and warranties, and certain indemnities (see below section), provided by the Vendors to the Purchaser are expected to be insured by warranty and indemnity insurance policies for an aggregate amount of NZ$200 million, with the Vendors having residual liability for certain claims up to the full purchase price.

The Purchase Agreement contains certain customary representations and warranties provided by the Purchaser to the Vendors relating to, among other things: (a) the due incorporation and existence, and corporate power and authority, of the Purchaser and the Purchaser’s Guarantor to enter into the Purchase Agreement and to complete the Transaction; and (b) the solvency of the Purchaser and the Purchaser’s Guarantor.

The representations and warranties contained in the Purchase Agreement do not merge on Closing and will remain enforceable for the periods specified in the Purchase Agreement (up to a maximum of six years for certain types of claims).

Indemnities

In addition to the representations and warranties provided by the Vendors under the Purchase Agreement, the Vendors have agreed to indemnify the Purchaser against loss (if any) arising from, among other things: (a) tax-related matters; and (b) specific matters relating to the 2degrees Group’s business, as identified in the Purchaser’s due diligence.

Conditions to Closing of the Transaction

The obligations of the parties to close the Transaction are subject to the satisfaction or waiver of mutual conditions. As at the date of this Circular, the mutual conditions which have not yet been satisfied relate to (a) the Purchaser obtaining warranty and indemnity insurance on terms that are reasonably acceptable to the Purchaser and the Vendors; and (b) the receipt of the necessary consents, notifications or clearances from the relevant New Zealand regulators (being the Government Communications Security Bureau, the Overseas Investment Office and the Commerce Commission). The date for satisfaction or waiver (if capable of waiver) of the warranty and indemnity insurance condition described in (a) is February 15, 2022 and the date for satisfaction or waiver (if capable of waiver) of the regulatory conditions described in (b) is May 31, 2022, unless a date is extended by the parties (“Outside Date”).

The obligations of TINZ to close the Transaction are subject to the passing of the Transaction Resolution by no later than March 31, 2022 or such other date that the parties agree to in writing.

Covenants Until Closing

Operation of Business Prior to Closing

Between the date of the Purchase Agreement and Closing (the “Interim Period”), the Vendors will, and will cause the 2degrees Group to, carry on the 2degrees business in the ordinary course with reference to the financing cashflow and expenditure plans specified in the Purchase Agreement and otherwise in substantially the same manner as the business was conducted in the 12 months prior to the date of the Purchase Agreement. In addition, the Vendors will, and will cause the 2degrees Group to: (a) notify the Purchaser upon becoming aware of any material lawsuits, claims or proceedings made or threatened against the 2degrees Group or affecting the 2degrees business; (b) maintain existing insurances; (c) ensure all non intra-group transactions take place on arm’s length terms; (d) do all things within their control to ensure certain financing programs for the business remain in place; and (e) notify the Purchaser of any breaches of Interim Period provisions in the Purchase Agreement and anything which would entitle the Purchaser to make a warranty claim or exercise its termination rights under the Purchase Agreement.

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The 2degrees Group is restricted from a number of specific actions, including (among other things): (a) entering into capital expenditure in excess of the amount specified in the Purchase Agreement; (b) entering into new material arrangements or varying such arrangements or the material business agreements (other than in the ordinary course of business); (c) making material variations to employment agreements for senior employees and undertaking other employment-related actions; (d) entering into new debt or guarantee arrangements; (e) settling material claims; and (f) acquiring any land which requires an amendment to the application for consent made to the New Zealand Overseas Investment Office. These restrictions do not apply to any actions approved by the Purchaser in the Interim Period or which are expressly permitted or provided for in the Purchase Agreement.

Other Covenants

The parties will give effect to provisions relating to access to information and records and other cooperation between the parties to assist with the Purchaser’s planning for the transition of ownership and integration of the 2degrees Group following Closing. The Purchase Agreement contemplates the establishment of a Transition Committee (as defined in the Purchase Agreement) to oversee these matters subject to compliance with New Zealand antitrust laws.

The Vendors must also:

(a)	give or cause the giving of the requisite notices, and the issue of shares on conversion of the options, under the terms of the 2degrees Group employee option plan so that on Closing title to all of the shares owned beneficially for former and current employees of the 2degrees Group can be transferred to the Purchaser;

(b)	provide assistance to the Purchaser in connection with the Purchaser’s syndication of its debt financing for the Transaction; and

(c)	seek specified counterparty consents to the change of control of the 2degrees Group resulting from the Transaction (but failure to obtain any such consents is not a condition to, and will not delay, Closing);

Exclusivity and Related Obligations

Between the date of the Purchase Agreement and the earlier of the passing of the Transaction Resolution and termination of the Purchase Agreement (“Exclusivity Period”), TINZ must not and must cause the Corporation (among other TINZ related parties and representatives) not to:

(a)	solicit, invite, encourage or initiate any Competing Proposal (as defined in the Purchase Agreement and includes any acquisition of 20% or more of the Corporation’s issued and outstanding shares), or any negotiations or discussions with any third party in relation to, or that may reasonably be expected to encourage or lead to, any Competing Proposal;

(b)	enter into or continue any discussions, or enter into any agreement, arrangement or understanding with, any third party in relation to, or that may reasonably be expected to encourage or lead to, any Competing Proposal; and

(c)	disclose to any third party, or permit any third party to receive, any non-public information relating to the 2degrees Group in connection with, or that may reasonably be expected to encourage or lead to, the third party developing any Competing Proposal.

The restrictions above do not prevent TINZ and the Corporation (among others) from taking any action in relation to a genuine bona fide Competing Proposal which the Board (after taking external advice) determines is, or could reasonably be expected to become, a Superior Proposal (as defined in the Purchase Agreement) and where the Board determines that failure to respond to such Competing Proposal would, or would be reasonably likely to, constitute a breach of the fiduciary or statutory duties of the directors of the Corporation, provided TINZ complies with its notification and confidentiality obligations under the Purchase Agreement that apply in such circumstances.

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The Purchaser has a right to match any Superior Proposal. TINZ must not, and must cause the Corporation (among others) not to, enter into any legally binding agreement to give effect to the Superior Proposal. TINZ must also cause the Corporation’s directors not to communicate a change, adverse qualification, withdrawal or adverse modification of his or her recommendation or any voting undertaking given by the director or any entity controlled by him or her, and not to make any statements inconsistent with such recommendation or undertaking, before the Purchaser’s matching rights have been exhausted.

TINZ must use its best endeavours to cause each of the Corporation’s directors to:

(a)	support a recommendation by the Board that the Shareholders vote in favor of the Transaction Resolution; and

(b)	undertake to vote, or cause the voting of, all of the Common Shares in the Corporation held or controlled by him or her in favour of the Transaction Resolution,

in each case, other than following receipt of a Superior Proposal.

Closing

At Closing, the parties each have obligations to deliver documents and other materials that are customary for a transaction involving the sale of the capital of a New Zealand company (for example, the delivery of share transfers, corporate authorizations and releases of any encumbrances). The Purchaser has an obligation to pay the Purchase Price (less the Escrow Amount) to the Vendors. Closing under the Purchase Agreement is interdependent with closing under the Pacific Custodians Agreement and vice versa.

Termination

The Purchase Agreement may be terminated:

(a)	by the Purchaser if a ‘material adverse event’ (as defined in the Purchase Agreement) occurs during the Interim Period;

(b)	by the Purchaser or the Vendors prior to Closing if there has been a material breach of the Purchase Agreement by the other party and that breach has not been remedied (if capable of remedy) by the party in default;

(c)	by any party to the Purchase Agreement if any of the conditions to Closing in the Purchase Agreement have not been satisfied or waived by the relevant due date and the parties have not agreed to any amendment or extension to such date. This includes if the Shareholders do not approve the Transaction by March 31, 2022 (or such other date for satisfaction or waiver of that condition as the parties may agree in writing), whether or not any of the Corporation’s directors has taken any ‘Adverse Recommendation Action’ (as defined in the Purchase Agreement);

(d)	by TINZ if TINZ or the Corporation receives a Competing Proposal during the Exclusivity Period that the Board determines constitutes a Superior Proposal, provided all of TINZ’s obligations in the Purchase Agreement have been complied with and the Purchaser’s matching rights have been exhausted; and

(e)	by the Purchaser if any of the Corporation’s directors takes any ‘Adverse Recommendation Action’ at any time.

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Termination Fee

In the event that the Purchase Agreement is terminated in the circumstance described in paragraph (c) under the sub-heading “Termination” above for failure to satisfy the condition related to the passing of the Transaction Resolution or in either of the circumstances described in paragraph (d) or (e) under the same sub-heading, TINZ must pay the Purchaser an amount between NZ$15 million and NZ$32.875 million (the “Termination Fee”).

Post-Closing Covenants

After Closing, the Purchaser must maintain insurance for the former directors and officers of the 2degrees Group and is solely responsible for all redundancy, severance and other amounts payable to employees of the 2degrees Group which are referable to their employment with the 2degrees Group or the termination of that employment. The Purchaser must also cause the records of the 2degrees Group to be preserved for a period in compliance with applicable laws and allow TINZ access to those records to discharge its statutory or legal obligations (for example, the filing of tax returns).

For a period of three years after Closing, TINZ must not, and must cause its related parties not to: (a) compete with the 2degrees Group or use any of its business names; (b) solicit any customer of or supplier to the 2degrees Group; or (c) induce any employee of the 2degrees Group to leave his or her employment with the group or enter into any employment with any other person.

Ancillary Agreements

Pacific Custodians Agreement

Pacific Custodians holds shares in 2degrees as custodian and bare trustee for participants in the 2degrees Stock Settled Option Plan. The Pacific Custodians Agreement records the terms and conditions for the acquisition by the Purchaser of the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees owned beneficially by former and current employees of 2degrees (the “Pacific Custodian Shares”).

The purchase price payable by the Purchaser for the Pacific Custodian Shares is the same as the Purchase Price payable by the Purchaser under the Purchase Agreement (but without deducting any specific costs or payments made by 2degrees between September 30, 2021 and Closing (as more particularly defined in the Purchase Agreement), which costs or payments will be borne by the Vendors).

The Pacific Custodians Agreement is conditional upon the satisfaction or waiver, in accordance with the Purchase Agreement, of each of the conditions in the Purchase Agreement. Closing under the Pacific Custodians Agreement will take place simultaneously with the transfer of 2degrees shares under the Purchase Agreement.

The Pacific Custodians Agreement contains customary representations and warranties made by Pacific Custodians to the Purchaser, and vice versa, which relate to, among other things: (a) the corporate power and authority of each party to enter into the Purchase Agreement; and (b) the solvency of each party. Pacific Custodians has also provided a warranty that, on Closing, title to the 2degrees shares will pass to the Purchaser free of any encumbrance or charge created by Pacific Custodians.

Voting and Support Agreements

SGE II, Brad Horwitz and Alignvest Management and certain of its affiliates, collectively holding approximately 34.1% of the Common Shares (each a “Supporting Shareholder”), have entered into voting and support agreements with the Purchaser (the “Voting Agreements”). Among other things, each Voting Agreement provides that the relevant Supporting Shareholder will cause the Common Shares legally or beneficially owned or controlled by it to be voted in favour of the Transaction at the Meeting.

Each Supporting Shareholder has provided customary representations and warranties in its Voting Agreement in favour of the Purchaser. Similarly, the Purchaser has provided customary representations and warranties in the Voting Agreements in favour of the Supporting Shareholders.

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The Voting Agreements will automatically terminate upon the earliest of: (a) the termination of the Purchase Agreement in accordance with its terms; (b) obtaining requisite shareholder approval at the Meeting; and (c) the mutual consent of the parties and the Corporation.

A Voting Agreement may be terminated by a Supporting Shareholder if: (a) any representation or warranty of the Purchaser is untrue or inaccurate in any material respect; (b) a material amendment or modification of the terms of the Purchase Agreement occurs without the Supporting Shareholder’s prior written approval; or (c) any applicable law is passed that makes consummation of the transactions contemplated by the Voting Agreement illegal or otherwise prohibited.

Bridge Loans

In order to fund its operations, pending the Closing, the Corporation entered into certain short-term loan agreements with three of its principal Shareholders. In particular, it issued a promissory note to Brad Horwitz on January 10, 2022, for advances of principal up to $1.5 million, a promissory note to SGE II on January 11, 2022, for advances of principal up to $6.5 million, and a promissory note to Alignvest Management on January 12, 2022, for a loan of $2 million (such promissory notes collectively, the “Bridge Loans”). The Bridge Loans are unsecured. Interest on the Bridge Loans accrues at a rate of 13.5% per annum and is to be paid on May 15 and November 15 of each year, provided that the Corporation may elect not to pay interest on any such date, in which case all accrued but unpaid interest will be added to the principal amount of the Bridge Loans outstanding as of the interest payment date. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Corporation. The Closing would constitute a change of control as defined under the terms of the Bridge Loans.

As at February 7, 2022, the amount of principal outstanding under the Bridge Loans is $6 million and the amount of accrued interest is $0.1 million. The Corporation expects to draw the full $10 million of principal available under the Bridge Loans before the Closing. Assuming that the Closing is no later than June 14, 2022, the Corporation anticipates that the total outstanding principal (including interest due but unpaid on May 15, 2022) and accrued interest will be approximately $10.5 million. The Corporation intends to repay the Bridge Loans with a portion of the proceeds that it receives at the Closing.

Mr. Horwitz is the President and Chief Executive Officer and is a Director of the Corporation. He is also a Shareholder. SGE II is a Shareholder that is wholly owned by John W. Stanton and Theresa E. Gillespie, who are respectively the Chairman of the Board and a Director of the Corporation. Alignvest Management is a Shareholder; Reza Satchu, a Director of the Corporation, is Alignvest Management’s Managing Director, and Nadir Mohamed, also a Director of the Corporation, is Alignvest Management’s Chairman.

Transaction Resolution

The sale of 2degrees pursuant to the Purchase Agreement would represent a significant reorganization of the business efforts of the Corporation involving ceasing to indirectly carry on business in New Zealand and would represent a sale of substantially all of the Corporation’s assets or undertaking. The Corporation was continued and currently exists under the BCBCA and Section 301 of the BCBCA requires that the Corporation obtain the approval of the sale of all or substantially all of its undertaking by way of special resolution.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, to pass, a special resolution (the “Transaction Resolution”) to approve the sale of all or substantially all of the Corporation’s assets, as set out below. Pursuant to the Articles of the Corporation and the provisions of the BCBCA concerning special resolutions, the Transaction Resolution must be approved by 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting.

“BE IT RESOLVED, as a special resolution, that:

1.	The corporate reorganization by way of the sale by Trilogy International Partners Inc.’s (the “Corporation”) subsidiary, Trilogy International New Zealand LLC (“TINZ”), of all of TINZ’s shares in the capital of Two Degrees Group Limited (“2degrees”) (which may be a sale of substantially all of the assets of the Corporation) (the “Transaction”), pursuant to the agreement for sale and purchase of shares dated December 31, 2021, (as may be subsequently amended, supplemented or otherwise modified, the “Purchase Agreement”) between TINZ, Tesbrit B.V., Voyage Digital (NZ) Limited (the “Purchaser”), and Voyage Australia Holdings Pty Limited, as more particularly described and set forth in the management information circular of the Corporation dated February 7, 2022, is hereby authorized and approved.

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2.	The (i) Purchase Agreement and all the transactions contemplated therein, (ii) actions of the directors of the Corporation in approving the Purchase Agreement and (iii) actions of the directors and officers of the Corporation in executing and delivering the Purchase Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Corporation of its obligations thereunder, are hereby ratified and approved.

3.	Notwithstanding that this resolution has been passed (and the Transaction approved) by the holders of common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation: (i) amend, modify or supplement the Purchase Agreement to the extent permitted by the Purchase Agreement or to the extent necessary to give effect to the transactions contemplated therein; and (ii) subject to the terms of the Purchase Agreement, not to proceed with the Transaction and related transactions.

4.	Any director or officer is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

To be effective, the Transaction Resolution must be approved by 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting.

The Board has determined that Transaction Resolution is in the best interests of the Corporation and its Shareholders and accordingly, the Board recommends that Shareholders vote FOR the Transaction Resolution.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote “for” the approval of the Transaction Resolution as disclosed in this Circular.

Dissent Rights

The following description of the right to dissent to which registered shareholders are entitled is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of such dissenting shareholder’s Common Shares and is qualified in its entirety by the reference to the text of Part 8, Division 2 of the BCBCA, which is attached to this Circular as Schedule “B”. A dissenting shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of the BCBCA. Failure to adhere to the procedures established will result in the loss of all rights thereunder. Accordingly, each dissenting shareholder who might desire to exercise the dissent right should consult his or her own legal advisor.

Section 238 of the BCBCA provides a dissenting shareholder with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. Section 301 of the BCBCA provides registered shareholders with the right to dissent from the Transaction Resolution pursuant to Section 238 of the BCBCA. Any registered shareholder who dissents from the Transaction Resolution in compliance with Division 2 of Part 8 of the BCBCA will be entitled, in the event that the Transaction becomes effective, to be paid by the Corporation the fair value of the shares in the capital of the Corporation held by dissenting shareholder as determined as at the point of time immediately before the Transaction Resolution is adopted by shareholders.

Section 238 of the BCBCA also provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in such shareholder’s name. One consequence of this provision is that a holder of Common Shares in the capital of the Corporation may exercise the right to dissent under Section 238 of the BCBCA only in respect of Common Shares which are registered in that holder’s name. Accordingly, a non-registered Shareholder will not be entitled to exercise the right to dissent under Section 238 of the BCBCA directly (unless the Corporation’s Shares are re-registered in the non-registered holder’s name).

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Non-registered Shareholders who are beneficial owners of Common Shares registered in the name of a broker, dealer, bank, trust corporation, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Common Shares. A registered Shareholder, such as a broker, who holds Common Shares in the capital of the Corporation as nominee for beneficial holders, some of whom wish to dissent, must exercise the dissent right on behalf of such beneficial owners with respect to all of the Common Shares held for such beneficial owners. In such case, the demand for dissent should set out the number of Common Shares in the capital of the Corporation covered by it.

Registered Shareholders wishing to exercise their right to dissent before the Meeting must deliver a written notice of dissent to the Transaction Resolution to the Corporation’s solicitors’ offices, Blake, Cassels and Graydon LLP, at 595 Burrard St #2600, Vancouver, BC V7X 1L3, Attention: Trisha Robertson, by no later than 4:00 p.m. (Vancouver time) on March 11, 2022 or no later than 4:00 p.m. Pacific Daylight Time on the date which is two days immediately preceding the date of any adjournment of the Meeting. No Shareholder who has voted in favour of the Transaction Resolution shall be entitled to dissent with respect to the Transaction.

The filing of a notice of dissent does not deprive a registered Shareholder of the right to vote at the Meeting; however, the BCBCA provides, in effect, that a registered shareholder who has submitted a notice of dissent and who votes in favour of the Transaction Resolution will be deprived of further rights under Division 2 of Part 8 of the BCBCA. The BCBCA does not provide, and the Corporation will not assume, that a vote against the Transaction Resolution or an abstention constitutes a notice of dissent, but a registered Shareholder need not vote its, his or her Common Shares against the Transaction Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Transaction Resolution does not constitute a notice of dissent; however, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Transaction Resolution, should be validly revoked in order to prevent the proxy holder from voting such Common Shares in favour of the Transaction Resolution and thereby causing the registered Shareholder to forfeit its, his or her right to dissent.

Following receipt of approval for the Transaction Resolution at the Meeting and following Closing, the Corporation will send a notice of intention to proceed (the “Notice of Intention”) to each dissenting Shareholder stating that the Corporation has acted on the authority of the approved Transaction Resolution and advising the dissenting Shareholder of the manner in which dissent is to be completed. A dissenting Shareholder who intends to proceed with the dissent after receiving the Notice of Intention must then, within one month after the date of receiving the Notice of Intention, send to the Corporation or its transfer agent instructions that the dissenting Shareholder requires the Corporation to purchase all of its, his, or her Common Shares in the capital of the Corporation, together with the certificates representing such Common Shares held by such dissenting Shareholder (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the registered Shareholder on behalf of a beneficial owner). A dissenting Shareholder who fails to send certificates representing the Common Shares in respect of which it, he or she dissents forfeits its, his or her right to dissent. After sending a demand for payment, a dissenting Shareholder ceases to have any rights as a holder of Common Shares in the capital of the Corporation in respect of which such Shareholder has dissented, other than the right to be paid the fair value of such Common Shares as determined under Section 245 of the BCBCA.

CAPITAL REDUCTION AND RETURN OF CAPITAL

Background to the Capital Reduction and Return of Capital

The Corporation estimates that TINZ will receive approximately NZ$930 million in connection with the completion of the Transaction. This amount includes TINZ’s share of the NZ$30 million that will be held in escrow (of which the Corporation’s share is 73.2%) to secure the payment of certain potential indemnification and other claims through the first anniversary of the Closing (assuming there are no outstanding claims as at that date). Assuming a foreign exchange rate of 0.67, the total amount of proceeds that TINZ will receive in connection with the Transaction will be approximately $625 million, with approximately $610 million being received by TINZ at Closing and up to approximately $15 million (NZ$22.4 million giving effect to the above stated foreign exchange rate and TINZ’s ownership interest in 2degrees) being received at the termination of the escrow.

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The Corporation and its subsidiaries will apply Transaction proceeds promptly to pay off the Notes (as defined below) and the Bridge Loans, totaling in the aggregate approximately $450 million. With respect to the remainder of the Transaction proceeds, the Corporation intends to initially retain approximately $35 million, excluding the amounts held in escrow, to ensure an adequate and prudent reserve to meet anticipated or potential costs for ongoing operations and the ultimate wind-up of the Corporation, and to pay any potential indemnification claims arising from the Transaction that will not be funded by the escrow or by the warranty and indemnity insurance policy subject to that being procured in connection with the Transaction. The Corporation proposes to use the balance of the proceeds, including any remaining amount from the previously mentioned $35 million, to make one or more distributions (each, a “Cash Distribution”) in amounts (each, a “Cash Distribution Amount”) to be determined by the Board by way of a return of capital and corresponding reduction in the capital of the Common Shares. If the requisite approvals are obtained at the Meeting, each Cash Distribution will take place on a date determined by the Board (a “Cash Distribution Record Date”). The Corporation anticipates that the initial Cash Distribution Date will occur within 60 days after Closing and that the initial Cash Distribution will constitute the majority of the expected Cash Distribution Amounts.

Shareholders of record on each Cash Distribution Record Date will be entitled to receive an amount per Common Share equal to the applicable Cash Distribution Amount divided by the number of Common Shares outstanding on the relevant Cash Distribution Record Date. Currently, the Corporation’s employees and consultants hold 3,364,753 RSUs, all of which are unvested, and its directors hold 724,410 Deferred Share Units (“DSUs”), all of which are vested. Consistent with past practice, approximately 40 thousand additional DSUs are expected to be granted to certain directors of the Corporation at the end of the first quarter of 2022 (at the current TIP Inc. share price and C$ to US$ exchange rate). Pursuant to the terms of the Corporation’s Restricted Unit Plan (“RSU Plan”) and its Deferred Share Unit Plan (“DSU Plan”), the Board has the discretion to accelerate the vesting of RSUs and to issue Common Shares in respect of vested RSUs and settle DSUs in advance of a ‘Change of Control’ which, as defined in each plan, is deemed to occur upon the sale of all or substantially all of the assets of the Corporation. The Board expects that it will exercise its discretion to vest all of the RSUs that have been granted to employees and consultants and to issue Common Shares, subject to reductions made to account for the Corporation’s tax withholding, in respect of all vested RSUs and DSUs immediately before Closing.

While a Cash Distribution itself does not require Shareholder approval, a return of capital to the Shareholders requires a reduction in the capital of the Common Shares (a “Capital Reduction”). Such a Capital Reduction will require approval by special resolution of the Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the Capital Reduction Resolution (as defined below) authorizing the Corporation to, in one or more instances, reduce the capital of the Common Shares by each Cash Distribution Amount, for the purpose of effecting one or more special distributions of each Cash Distribution Amount by way of a return of capital.

If the Capital Reduction Resolution is approved by the Shareholders at the Meeting, the Board intends to confirm the first Cash Distribution Amount, the first Cash Distribution Record Date and the first Cash Distribution Date as soon as practicable following the completion of the Transaction, subject to applicable statutory and regulatory requirements and to the exercise by the Board of its fiduciary duties.

As described at “Business of the Meeting – Sale or all or Substantially all of the Assets – The Purchase Agreement” above, the Purchase Agreement specifies that NZ$30 million of the Purchase Price will be placed in an escrow to secure payment of certain potential indemnification and other obligations of TINZ and Tesbrit to the Purchaser for a minimum of one year following Closing. Accordingly, these proceeds will not be available in the immediate future for distribution to Shareholders. At such time as the escrow terminates, it is expected that the Board will determine the amount of a subsequent distribution to Shareholders based on TINZ’s pro rata share of funds released from escrow (which amount may have been reduced to pay claims made by the Purchaser) and based on its assessment of the financial position of the Corporation and its future cash needs with respect to ongoing indemnification and administrative obligations (such as reporting requirements that would apply if it remains a “reporting issuer” as defined in applicable Canadian securities laws) and may make further cash distributions at that time.

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Effect of the Cash Distribution

The Board believes that the Cash Distributions represent an appropriate use of the financial resources of the Corporation following completion of the Transaction. The resulting financial resources available to the Corporation following payment of the first Cash Distribution are expected to be adequate to fund the Corporation’s operations moving forward.

As of the date of this Circular, the Corporation has no reasonable grounds to believe that the realizable value of the Corporation’s assets would, after giving effect to the Capital Reductions, be less than the aggregate of its liabilities.

For a description of the principal Canadian federal income tax considerations applicable to the Shareholders in connection with the Cash Distributions, see “Particulars of Matters To Be Acted Upon – Certain Canadian Federal Income Tax Considerations”

Plans Following Initial Cash Distribution

Following the initial Cash Distribution and when circumstances allow, the Corporation will pursue plans to wind up its operations, including further distributions to Shareholders which the Corporation anticipates will consist of all or a significant portion of proceeds received at the termination of the Transaction escrow as well as any remaining balance of cash retained by the Corporation for general corporate purposes. The exact nature and timing of the Corporation’s wind-up will depend in part on its ability to transfer or otherwise dispose of its 71.5% equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A. (“Nuevatel”) and on the Board’s assessment of any potential liabilities of the Corporation related to claims that might be asserted in the future following Closing or a disposition of NuevaTel. The Corporation’s disposition of Nuevatel may result in the Common Shares being delisted from the TSX.

Recommendation of the Board

The Board has unanimously determined that the Capital Reductions are in the best interests of the Corporation and the Shareholders and unanimously recommends that the Shareholders vote in favour of the Capital Reduction Resolution.

In reaching its conclusion and recommendation, the Board considered, among other things, the following factors: (i) information concerning the financial condition, results of operations, business plans and prospects of the Corporation, both before and after giving effect to the Cash Distributions; (ii) alternative uses of the net proceeds; and (iii) the advice and assistance of the Corporation’s Management and strategic advisors in evaluating the Cash Distributions.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to recommend for approval the Capital Reduction Resolution, the Board did not assign any relative or specific weights to the factors which were considered, and individual directors may have given differing weights to different factors.

Capital Reduction Resolution

The Capital Reduction Resolution will proceed to a vote only if the Transaction Resolution is first approved at the Meeting. While a cash distribution itself does not require Shareholder approval, pursuant to the BCBCA, the Corporation must obtain Shareholder approval by way of a special resolution in order to proceed with the reduction of the capital of the Common Shares.

At the Meeting, upon approval of the Transaction Resolution, Shareholders will be asked to consider, and if deemed appropriate, to pass a special resolution (the “Capital Reduction Resolution”) to approve the Capital Reductions, as set out below. Pursuant to the Articles of the Corporation and the provisions of the BCBCA concerning special resolutions, the Capital Reduction Resolution must be approved by 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting.

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“BE IT RESOLVED, as a special resolution, that:

1.	Subject to the completion of the reorganization of its business and the consummation of transactions contemplated by the Purchase Agreement (as defined and described in the Management Information Circular of Trilogy International Partners Inc.’s (the “Corporation”) dated February 7, 2022) and to section 74 of the Business Corporations Act (British Columbia) (the “Act”), the Corporation be and is hereby authorized to make one or more distributions to the holders of common shares of the Corporation (the “Distributions”) as a return of capital of all or a portion of the net proceeds received by its subsidiaries pursuant to the Purchase Agreement, in such amounts and times as may be determined at the discretion of the board of directors of the Corporation;

2.	In respect of the Distributions, the Corporation is hereby authorized to reduce the capital of the common shares of the Corporation upon making the Distributions, by an amount equal to the lesser of (a) the aggregate amount of the Distributions, and (b) the capital of the common shares of the Corporation immediately prior to the Distributions;

3.	Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, at their discretion, without any further notice to or approval of the shareholders of the Corporation, to not proceed with any or all of the transactions contemplated hereby; and

4.	Any director or officer of the Corporation be and is hereby authorized to execute and deliver all agreements, documents, instruments and writings, for, in the name and on behalf of the Corporation (whether under its corporate seal or otherwise), to pay all such expenses and to take all such other actions as in the sole discretion of such director or officer are necessary or desirable in order to fully carry out the intent and accomplish the purpose of these resolutions upon such terms and conditions as may be approved from time to time by the board of directors of the Corporation, such approval to be conclusively evidenced by the signing of such agreements, documents, instruments and writings by such director or officer.

To be effective, the Capital Reduction Resolution must be approved by 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present in person or by proxy at the Meeting.

The Board has determined that Capital Reduction Resolution is in the best interests of the Corporation and its Shareholders and accordingly, the Board recommends that Shareholders vote FOR the Capital Reduction Resolution.

Unless such authority is withheld, the Management proxy nominees named in the accompanying proxy intend to vote “for” the approval of the Capital Reduction Resolution as disclosed in this Circular.

RISK FACTORS

In evaluating the Transaction, Shareholders should carefully consider the following risk factors relating to the Transaction. The following risk factors are not a definitive list of all risk factors associated with the Transaction. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect the Common Shares. For a discussion of such additional risks, see the section titled “Risk Factors” in the Corporation’s 2020 Annual Report available under the Corporation 's profile at www.sedar.com, which is also included with the Corporation 's Annual Report on Form 20-F under the Corporation 's profile at www.sec.gov. The risk factors enumerated below should be considered in conjunction with the other information included in this Circular.

The Purchase Agreement may be terminated in certain circumstances.

Each of TINZ, Tesbrit, and the Purchaser has the right to terminate the Purchase Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Purchase Agreement will not be terminated by TINZ, Tesbrit, or the Purchaser before the completion of the Transaction. If the Purchase Agreement is terminated and the Transaction is not completed, then the market price of the Common Shares may decline to the extent that the market price currently reflects a market assumption that the Transaction will be completed.

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There can be no certainty that all conditions precedent to the Transaction will be satisfied

The completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Corporation. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Transaction is not completed and the Board decides to seek another sale, merger or business transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total Purchase Price to be paid pursuant to the Transaction.

There can be no certainty that Shareholder Approval will be obtained

If the Transaction Resolution is not approved by at least two-thirds (66 2/3%) of Shareholders at the Meeting, voting in person or by proxy, the Transaction will not be completed. There can be no certainty, nor can the Corporation provide any assurance, that the requisite Shareholder approval of the Transaction Resolution will be obtained. There is no assurance that there will not be dissenting Shareholders.

Potential Payments to Shareholders who exercise dissent rights could have an adverse effect on the Corporation’s financial condition

Registered Shareholders have the right to exercise dissent rights and to demand payment equal to the fair value of their Common Shares in cash. If dissent rights are validly exercised in respect of a significant number of Common Shares, a substantial cash payment may be required to be made to such Shareholders, which would have an adverse effect on the Corporation’s financial condition and cash resources.

The Corporation may have to make a termination payment

If the Transaction Resolution is not approved by the Shareholders, the Corporation will be required to pay the Termination Fee to the Purchaser, which could have an impact on the Corporation’s financial resources.

If the Closing of the Transaction occurs after May 15, 2022, the Corporation’s subsidiary, TISP, may be unable to make its semi-annual interest payment due on May 15, 2022.

TISP is the issuer of $368 million 8.875% Senior Secured Notes due 2023 (the “8.875% Notes”) and of $51 million of 10% Senior Secured Promissory Notes due 2023 (the “10% Notes” and, together with the 8.875% Notes, the “Notes”). A semi-annual Interest payment with respect to the Notes is due on May 15, 2022 and the Purchase Agreement prohibits distributions by 2degrees to its shareholders, the proceeds of which could be used by TISP to make such interest payments. If TISP fails to make such interest payments by June 14, 2022, either because the Closing has not occurred before then or because TISP has not otherwise arranged for the payment of accrued interest on or before such date, TISP’s lenders could declare TISP’s default in payment to be an Event of Default (as defined in the Notes), in which case the Notes would become due and the lenders could foreclose on TISP’s security, including TISP’s equity interest in TINZ, unless the Corporation obtains a waiver or other consent from such lenders. In such event, the Corporation can give no assurance as to whether the lenders will consent to a delay in interest payments or, if such consent is given, as to the amount of any consent fee that TISP may be required to pay.

The Corporation will have discretion in the use of certain of the net proceeds of the Transaction

The Corporation will have discretion over the use of certain of the net proceeds from the Transaction. Because of the number and variability of factors that will determine the Corporation’s use of such proceeds, the Corporation’s ultimate use might vary from its planned use of such proceeds. Shareholders may not agree with how the Corporation determines to allocate or spend the proceeds from the Transaction.

The Corporation may no longer meet the listing requirements of the TSX

Upon Closing, the Corporation will have sold all or substantially all of its assets. There is a risk that the Corporation will not be able to meet the continued listing requirements of the TSX and may be required to commence delisting or the Common Shares may be listed on another market following Closing, which could result in the Common Shares having less liquidity.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the contemplated material Canadian federal income tax considerations applicable to a Shareholder who may receive part of the Cash Distribution (each a “Distribution”), and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Corporation, is not affiliated with the Corporation and holds their Common Shares as capital property (a “Holder”). Such Common Shares will generally constitute capital property to a Holder unless those Common Shares are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade for purposes of the Tax Act. Certain Resident Holders (as defined below) for whom Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have those Common Shares, and any other “Canadian securities” (as defined in the Tax Act) owned by that Holder in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property.

This summary is based on the current provisions of the Tax Act and the Regulations, the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted substantially as proposed. No assurance can be given that the Proposed Amendments will be enacted in their present form, or at all. This summary does not otherwise take into account or anticipate any changes in the law whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein. Holders should consult with their own tax advisors with respect to any Canadian federal income tax considerations arising as a result of any released Proposed Amendments.

This summary does not apply to a Holder (i) that is a “financial institution” as defined in section 142.2 of the Tax Act, (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act (iii) an interest in which is a “tax shelter investment” as defined in subsection 143.2(1) of the Tax Act, (iv) that has elected to have the “functional currency” reporting rules in section 261 of the Tax Act apply, or (v) who has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” each as defined in subsection 248(1) of the Tax Act with respect to Common Shares. Such Holders should consult their own tax advisors with respect to the tax consequences of the Distribution.

This summary does not apply to a Shareholder who disposes of its Common Shares as a result of the exercise of dissent rights. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

The following portion of the summary applies to Holders who, at all relevant times are, or are deemed to be, resident in Canada for purposes of the Tax Act (a “Resident Holder”).

Generally, where a “public corporation”, as defined in the Tax Act, reduces the paid-up capital in respect of a class of its shares, the amount distributed to its shareholders on such reduction is deemed to be a dividend. However, where the paid-up capital of the relevant class of shares of the corporation exceeds the amount of the distribution, the amount distributed may be treated as a tax-free return of capital to the shareholder (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a deemed dividend where: (i) the distribution is made on the winding-up, discontinuance or reorganization of the corporation’s business; or (ii) the return of capital can reasonably be considered to have been derived from proceeds of disposition realized by the distributing corporation (or a person or partnership in which such corporation had a direct or indirect interest at the time that the proceeds were realized) from a transaction that occurred outside the ordinary course within the period that commenced 24 months before the return of capital, and no other amount that may reasonably be considered to have derived from such proceeds was paid by the corporation as a reduction of paid-up capital prior to the return of capital. The Corporation is of the view that either or both of these exceptions should apply to any Distribution.

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The aggregate amount of Distributions that the shareholders are being asked to approve at the Meeting is not expected to exceed the approximate amount of the current paid-up capital of the Common Shares. Accordingly, if either of the above exceptions applies on the date of a Distribution, the entire amount of the Distribution should be treated as a tax free return of capital and no portion thereof should be treated as a deemed dividend.

No income tax ruling or opinion has been sought or obtained to the effect that any Distribution will be treated as a tax-free return of capital and not as a deemed dividend on the basis of the above exceptions, and Resident Holders should consult their own tax advisors in this regard.

To the extent that any portion of a Distribution is treated as a deemed dividend, the amount of the deemed dividend will be included in computing the income of the Resident Holder for purposes of the Tax Act. If the Resident Holder is an individual (including certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” paid by “taxable Canadian corporations” including an enhanced gross-up and tax credit for “eligible dividends” (as defined in the Tax Act) designated by the Corporation in accordance with the provisions of the Tax Act. There may be limitations on the Corporation to designate dividends as “eligible dividends”.

A deemed dividend received by a Resident Holder that is a corporation will normally be deductible in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends deemed to be received to the extent that such dividends are deductible in computing taxable income. In the case of a Resident Holder that is a corporation, it is possible that in certain circumstances, all or part of the amount deemed to be a dividend will be treated as a capital gain and not as a dividend, except to the extent that the Resident Holder was subject to Part IV tax in respect of the deemed dividend. Resident Holders that are corporations should consult their own tax advisors having regard to this circumstance.

The adjusted cost base of each Common Share to a Resident Holder will be reduced by an amount equal to the amount per Common Share received in connection with any Distribution received as a return of capital. If the amount per Common Share received on any such Distribution exceeds the adjusted cost base of such share, a Resident Holder will realize a capital gain equal to such excess. Under the provisions of the Tax Act, one half of any capital gain realized by a Resident Holder will be required to be included in computing such holder’s income as a taxable capital gain. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year which will include amounts in respect of taxable capital gains realized in the year.

The Tax Act provides for a minimum tax applicable to individuals (including certain trusts) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. Capital gains realized by and taxable dividends received by an individual will be relevant in computing liability for minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to Shareholders who, for the purposes of the Tax Act and any applicable income tax convention or treaty, and at all relevant times, are not and are not deemed to be resident in Canada and are not deemed to use or hold, their Common Shares in connection with carrying on a business in Canada (a “Non- Resident Holder”). Special rules not discussed in this summary may apply to (i) a non-resident insurer carrying on an insurance business in Canada, (ii) a “financial institution” (as defined in the Tax Act) or (iii) an “authorized bank” (as defined in the Tax Act). Such Shareholders should consult their own tax advisors. The tax consequences of a Distribution to a Non-Resident Holder will be generally the same as described above with respect to Resident Holders. No Canadian non-resident withholding tax will apply to such Distribution if the Distribution is treated as a tax-free return of capital, as described above. However, if any portion of the Distribution is treated as a deemed dividend, as described above, Canadian withholding tax at a rate of 25% will apply, subject to reduction under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence (a “Tax Treaty”).

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A Non-Resident Holder who realizes a capital gain as a result of a Distribution to the Holder exceeding the adjusted cost base of such Holder’s Common Shares, as described above with respect to Resident Holders, will not be subject to Canadian income tax under the Tax Act in respect of such gain provided the Common Shares are not “taxable Canadian property” to such Non-Resident Holder. The Common Shares generally will not be taxable Canadian property provided that: such shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX); unless at any time during the sixty month period immediately preceding the Distribution, the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non- Resident Holder does not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length persons holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of shares in the capital of the Corporation, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property, whether or not such property exists.

Notwithstanding the above, a Common Share may be deemed under the Tax Act to be “taxable Canadian property” of a particular Non-Resident Holder where the Non-Resident Holder acquired or held the share in certain circumstances, including acquiring the share in consideration of the disposition of other taxable Canadian property. Non-Resident Holders for whom a Common Share may be taxable Canadian property should consult their own tax advisors.

In the event that the Common Shares constitute “taxable Canadian property” to a particular Non-Resident Holder, the consequences under the Tax Act of realizing a capital gain will generally be the same as those for Resident Holders described above. Non-Resident Holders should consult with their own tax advisors as to the availability of relief from Canadian tax under an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Due to certain transactions undertaken by the Corporation in the past, the Corporation is treated as a United States corporation for all purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the Cash Distribution will be subject to the United States federal income tax rules applicable to U.S. corporations and their shareholders.

The following discussion describes certain United States federal income tax consequences of each Cash Distribution (and collectively, the “Cash Distributions”) paid to U.S. Holders and Non-U.S. Holders (each as defined below) on each applicable Cash Distribution Record Date. This summary is based upon the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service (the “IRS”) rulings and pronouncements, and judicial decisions, all as of the date hereof and all of which are subject to differing interpretations or change which could affect the tax consequences described in this Circular (possibly on a retroactive basis). This discussion is for general information only and does not address all of the aspects of United States federal income taxation that may be relevant to a particular Shareholder or to Shareholders subject to special rules (including, without limitation, banks or other financial institutions, brokers or dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, “S” corporations, partnerships or other pass-through entities (or their investors or beneficiaries), controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, U.S. expatriates, tax-exempt organizations, tax-qualified retirement plans, persons who hold Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction or other risk reduction strategy, directors, employees, former employees or other persons who acquired their Common Shares as compensation, and U.S. Holders that have a functional currency other than the United States dollar). In particular, this summary does not address any tax consequences arising from the Medicare tax on net investment income, Common Shares acquired pursuant to any employee benefit plans or the alternative minimum tax. This summary also does not address tax considerations arising under any state, local or non-U.S. laws, or under United States federal estate or gift tax laws. This summary assumes that Shareholders hold the Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

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This discussion is not binding on the IRS, and we have not sought, nor will we seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning tax consequences of the Cash Distributions or that any such position would not be sustained.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of Common Shares that is neither a U.S. Holder nor a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes)

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding Common Shares, and each partner in such partnership, should consult its tax advisors regarding the tax consequences of the Cash Distributions.

Each Shareholder is urged to consult its tax advisor as to the particular United States federal income tax consequences of the Cash Distributions to such Shareholder and the applicability and effect of any state, local and non-U.S. tax laws and other tax consequences with respect to the Cash Distributions.

Consequences of the Cash Distributions to U.S. Holders

Liquidation Treatment. The Corporation intends to treat each Cash Distribution as a distribution in a series of distributions in complete liquidation pursuant to a timely adopted plan of liquidation under Section 331 of the Code. Assuming such characterization of each Cash Distribution applies for United States federal income tax purposes, the amount of cash received (including any amounts withheld by the Corporation) by a U.S. Holder pursuant to each Cash Distribution will be treated first as a non-taxable return of capital, causing a reduction in the tax basis (to the extent thereof) of such U.S. Holder’s Common Shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute gain from a sale or exchange of Common Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Common Shares, upon which a Cash Distribution is made, exceeds one year as of the date of such particular Cash Distribution. Long-term capital gain is currently subject to a reduced rate of tax for non-corporate U.S. Holders (including individuals). If a U.S. Holder holds a single block of Common Shares (generally, a group of Common Shares acquired in the same transaction at the same cost), the amount of each Cash Distribution (including any amount withheld by the Corporation) received by such U.S. Holder will first be applied against the total tax basis of the Common Shares and gain will be recognized only after an amount equal to the tax basis has been fully recovered. If a U.S. Holder owns more than one block of stock, the amount of each Cash Distribution (including any amount withheld by the Corporation) must be allocated ratably among each block of Common Shares in the proportion that the number of Common Shares in a particular block bears to the total number of Common Shares owned by such U.S. Holder. Gain or loss (including the character of such gain or loss as short- or long-term capital gain or loss) must be computed and determined separately with respect to each block of Common Shares. Gain will be recognized only after the tax basis of each block has been recovered. Once the tax basis of a specific block of Common Shares has been recovered, all subsequent distributions allocable to that block will be recognized as gain in their entirety. Any losses will be recognized only after the Corporation has made its final Cash Distribution pursuant to a timely adopted plan of liquidation, or upon a U.S. Holder disposing of such Common Shares in a fully taxable transaction.

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Non-Liquidation Treatment. In the event that any particular Cash Distribution, not in redemption of Common Shares, does not qualify as a distribution in complete liquidation of the Corporation as described above, the amount of cash received (including any amounts withheld by the Corporation) by a U.S. Holder pursuant to such Cash Distribution will be treated as a distribution by the Corporation with respect to the U.S. Holder’s Common Shares. The distribution will be treated as a dividend to the extent of the Corporation’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) allocable to such Common Shares. Such a dividend would be includible in income without reduction for the U.S. Holder’s tax basis in the Common Shares. Currently, dividends received by non-corporate U.S. Holders (including individuals) are taxable at the preferential rates applicable to long-term capital gains if certain holding period and other requirements are met. To the extent that amounts received (including any amounts withheld by the Corporation) pursuant to a Cash Distribution exceed a U.S. Holder’s allocable share of the Corporation’s current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the tax basis of such U.S. Holder’s Common Shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute gain from a sale or exchange of Common Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Common Shares exceeds one year as of the date of such Cash Distribution.

To the extent that cash received with respect to the Common Shares is treated as a dividend to a corporate U.S. Holder, it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations). However, such dividend may be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Generally, an “extraordinary dividend” is a dividend with respect to a Common Share that is equal to or in excess of 10% of a Shareholder’s adjusted tax basis (or fair market value upon the Shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within any consecutive 365-day period that, in the aggregate, exceed 20% of the Shareholder’s adjusted tax basis (or fair market value upon the Shareholder’s election). Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

If the Corporation determines that any particular Cash Distribution is not a distribution in complete liquidation of the Corporation, then the Corporation intends to conduct an examination of its current and accumulated earnings and profits at the end of the year during which such Cash Distribution is made, which will dictate the amount of such Cash Distribution that is treated as a dividend, and the remaining amount, if any, will be treated as a return of capital and/or gain from a sale or exchange of Common Shares, as may be applicable.

Consequences of the Cash Distributions to Non-U.S. Holders

Liquidation Treatment. Assuming each Cash Distribution is treated as a liquidating distribution in a series of distributions in complete liquidation of the Corporation pursuant to a timely adopted plan of liquidation under Section 331 of the Code, the treatment for United States federal income tax purposes of each such Cash Distribution to Non-U.S. Holders as a non-taxable return of capital or gain from a sale or exchange of Common Shares will be determined in the manner described above under “Consequences of the Cash Distributions to U.S. Holders.”

Subject to the discussion below under “Information Reporting and Backup Withholding,” if a Non-U.S. Holder realizes gain as a result of a particular Cash Distribution, such gain generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a United States permanent establishment to which such gain is attributable);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

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•	the Common Shares constitute “United States real property interests” by reason of the Corporation’s status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for the Common Shares.

A Non-U.S. Holder described in the first bullet point above will be required to pay United States federal income tax on the net gain resulting from a Cash Distribution generally in the same manner as if such Non-U.S. Holder were a U.S. Holder, and, if such Non-U.S. Holder is a foreign corporation, an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) may apply to any effectively connected earnings and profits, subject to certain adjustments.

A Non-U.S. Holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain resulting from the Cash Distribution, which may be offset by certain U.S. source capital losses provided that such Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that the Corporation is not, and has not been at any point, a USRPHC.

Non-Liquidation Treatment. In the event that any particular Cash Distribution, not in redemption of Common Shares, does not qualify as a distribution in complete liquidation of the Corporation, the treatment for United States federal income tax purposes of such Cash Distribution to Non-U.S. Holders as a dividend, non-taxable return of capital and/or gain from a sale or exchange of Common Shares will be determined in the manner described above under “Consequences of the Cash Distributions to U.S. Holders—Non-Liquidation Treatment.” To the extent that amounts received (including any amounts withheld by the Corporation) by a Non-U.S. Holder are treated as dividends, such dividends will be subject to United States federal withholding tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). All distributions may be presumed to be dividends for withholding purposes. See the discussion below under “Withholding For Non-U.S. Holders in Case of Non-Liquidation Treatment.” To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder must provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8 (or successor form) certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are subject to a reduced rate of withholding under an applicable income tax treaty. If any amounts withheld exceed the Non-U.S. Holder’s United States federal income tax liability, such Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.

Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States generally are not subject to United States federal withholding tax but instead, unless an applicable tax treaty provides otherwise, generally are subject to United States federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from United States federal withholding tax with respect to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, the Non-U.S. Holder must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and includible in that holder’s gross income. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) on dividends effectively connected with the conduct of a trade or business within the United States, subject to certain adjustments.

Any gain realized by a Non-U.S. Holder pursuant to a non-liquidating Cash Distribution, will be subject to the rules described above in “Consequences of the Cash Distributions to Non-U.S. Holders—Liquidation Treatment.”

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If the Corporation determines that a particular Cash Distribution is not a distribution in complete liquidation of the Corporation, the Corporation intends to conduct an examination of its current and accumulated earnings and profits at the end of the year during which such Cash Distribution is made, which will dictate the amount of the Cash Distribution that is treated as a dividend, and the remaining amount, if any, will be treated as a return of capital and/or gain from a sale or exchange of Common Shares, as may be applicable.

Withholding For Non-U.S. Holders in Case of Non-Liquidation Treatment. Because the determination of whether the cash received by a particular Non-U.S. Holder in connection with a non-liquidating Cash Distribution will be treated (i) as a dividend (ii) a return of capital, or (iii) gain from a sale or exchange of Common Shares is fact-dependent, the Corporation or other applicable withholding agent may treat any such payment as a dividend distribution for withholding purposes. Accordingly, payments to Non-U.S. Holders may be subject to withholding at a rate of 30% of the gross proceeds paid, unless the non-U.S. Holder establishes an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8 as discussed above. To the extent Non-U.S. Holders hold Common Shares in a United States brokerage account or otherwise through a United States broker, dealer, commercial bank, trust company, or other nominee, such Non-U.S. Holders should consult such United States broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any United States federal tax withheld if a non-liquidating Cash Distribution, in whole or in part, is treated as a return of capital and/or cash received from a sale or exchange of Common Shares, or if the Non-U.S. Holder is entitled to a reduced rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.

Non-U.S. Holders are urged to consult their tax advisors regarding the United States federal income tax consequences of the Cash Distributions, including the application of United States federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and the refund procedure, as well as the applicability and effect of state, local, non-U.S. and other tax laws.

Information Reporting and Backup Withholding

The Cash Distributions paid to Shareholders may be reported to the IRS by the Corporation. In addition, under the United States federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the Cash Distributions paid to certain Shareholders (who are not “exempt” recipients). To prevent such backup withholding, each non-corporate Shareholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the applicable withholding agent of the Shareholder’s taxpayer identification number (employer identification number or social security number) and provide to the applicable withholding agent certain other information by completing, under penalties of perjury, an IRS Form W-9. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the Shareholder to a penalty imposed by the IRS.

Certain “exempt” recipients (including, among others, generally all corporations and certain Non-U.S. Holders) are not subject to these backup withholding requirements. For a Non-U.S. Holder to qualify for such exemption, such Non-U.S. Holder must submit to the applicable withholding agent a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8), signed under penalties of perjury, attesting to such Non-U.S. Holder’s non-U.S. status. A disregarded domestic entity that has a foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

Shareholders should consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.

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FATCA

Under Sections 1471 through 1474 of the Code, commonly referred to as “FATCA,” and related administrative guidance, a United States federal withholding tax of 30% generally will be imposed on dividends that are paid to “foreign financial institutions” and “non-financial foreign entities” (as specifically defined under these rules), whether such institutions or entities hold Common Shares as beneficial owners or intermediaries, unless specified requirements are met or an exemption applies. In the event any particular Cash Distribution does not qualify as a distribution in complete liquidation of the Corporation, because, as discussed above, the Corporation or other applicable withholding agent may treat such Cash Distribution paid to Non-U.S. Holders as a dividend for United States federal income tax purposes, such Cash Distribution may also be subject to withholding under FATCA if such requirements are not met. In such case, any withholding under FATCA may be credited against, and therefore reduce, any 30% withholding tax on dividend distributions as discussed above. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules on their receipt of the Cash Distributions.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE CASH DISTRIBUTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

Other than as disclosed elsewhere in this Circular, no Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed nominee for election as Director, or any associate of any of the foregoing, has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed below and as may be described elsewhere in this Circular, none of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Conditional on Closing, the Corporation expects to pay cash retention and severance benefits to certain executive officers and employees which mature in connection with termination of employment following a change of control. In addition, pursuant to the terms of the RSU Plan and the DSU Plan, the Board has the discretion to accelerate the vesting of RSUs and to issue Common Shares in respect of vested RSUs and to settle DSUs in advance of a ‘Change of Control’ which, as defined in each plan, is deemed to occur upon the sale of all or substantially all of the assets of the Corporation. The Board expects that it will exercise this discretion immediately before Closing. Subject to reductions made to account for the Corporation’s tax withholding obligations, an aggregate of up to 3,364,753 Common Shares are expected to be issued to certain executive officers and employees of the Corporation as a result of the acceleration of vesting of RSUs upon Closing, of which 2,148,654 Common Shares are attributable to officers. Additionally, an aggregate of up to 764,410 Common Shares are expected to be issued to certain directors of the Corporation as a result of the settlement of DSUs upon Closing, including approximately 40 thousand DSUs expected to be granted in the first quarter of 2022 (at the current TIP Inc. share price and C$ to US$ exchange rate). An aggregate of up to $4.7 million is expected to be paid out to certain executive officers of the corporation in the form of severance payments in connection with the termination of employment following Closing.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, to the knowledge of the Corporation, after reasonable enquiry, no Director or executive officer of the Corporation, proposed nominee for election as Director of the Corporation, principal Shareholder of the Corporation (or any Director or officer thereof), or any associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, and no proposed nominee for election as a Director, or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting (other than the election of Directors or the appointment of the auditors).

AUDITOR

The auditor of the Corporation is Grant Thornton LLP, Chartered Accountants (“Grant Thornton”). Grant Thornton was first appointed auditor of the Corporation upon the completion of the Arrangement.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy, to vote the shares represented thereby in accordance with their best judgement on such matter.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and Management’s discussion and analysis by writing to the Corporate Secretary, TIP Inc., at 155 108th Avenue NE, Suite 400, Bellevue, Washington, USA 98004.

Financial information is provided in the Corporation’s comparative consolidated financial statements and Management’s discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and at www.trilogy-international.com.

APPROVAL BY DIRECTORS

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders have been approved by the Board of the Corporation. A copy of this Circular has been sent to each Director, each Shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED as of the 7th day of February 2022.

Chairman of the Board of Directors

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SCHEDULE “A”

FAIRNESS OPINION

FAIRNESS OPINION

IN RELATION TO THE FULL PURCHASE OF TWO DEGREES GROUP LIMITED BY

VOYAGE DIGITAL (NZ) LIMITED

GRANT SAMUEL & ASSOCIATES LIMITED

21 DECEMBER 2021

1	Introduction

Voyage Digital (NZ) Limited (Voyage) is proposing to acquire 100% of Two Degrees Group Limited (2degrees) for NZ$1,315 million (before the payment of options) (the Proposed Transaction).

The board of directors of Trilogy International Partners Inc. (Trilogy), which is the indirect parent of Trilogy International New Zealand LLC, the majority shareholder of 2degrees, have engaged Grant Samuel & Associates Limited (Grant Samuel) to prepare a fairness opinion on the purchase price being offered for 2degrees. Grant Samuel is independent of Trilogy, 2degrees and Voyage and has no involvement with, or interest in, the outcome of the Proposed Transaction. In arriving at its opinion, Grant Samuel:

▪	reviewed certain publicly available financial statements of 2degrees;

▪	reviewed certain historical internal financial statements and other financial and operating data concerning 2degrees;

▪	reviewed certain financial projections prepared by the management of 2degrees;

▪	discussed the past and current operations and financial condition and the prospects of 2degrees with its senior executives;

▪	reviewed the financial performance of certain other publicly traded companies comparable with 2degrees and their securities;

▪	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

▪	reviewed the non-binding indicative offer from Voyage and other related correspondence;

▪	draft sale and purchase agreement dated 17 December 2021; and

▪	performed other analyses, reviewed other information and considered other factors as Grant Samuel deemed appropriate.

In arriving at its opinion, Grant Samuel assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or otherwise made available to Grant Samuel by 2degrees. With respect to 2degrees’ financial projections, Grant Samuel assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of 2degrees of the future financial performance of 2degrees. Grant Samuel notes that it is not a legal, tax or regulatory advisor. Grant Samuel is a financial advisor only and relied upon, without independent verification, the assessment of 2degrees and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. Grant Samuel’s opinion was based on the information made available to Grant Samuel as at 17 December 2021 and financial, economic, market and other conditions on this date. Events occurring after such date may affect Grant Samuel’s opinion and the assumptions used in preparing it, and Grant Samuel did not assume any obligation to update, revise or reaffirm its opinion.

This report is not a complete description of Grant Samuel’s opinion or the financial analyses performed and factors considered by Grant Samuel in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of 17 December 2021 and is not necessarily indicative of current market conditions.

In performing its analyses summarised below and in arriving at its opinion, with the consent of the Trilogy board of directors, Grant Samuel used and relied upon the following financial information:

▪	financial statements for the financial years ending 31 December 2018-2020;

▪	management accounts to 30 September 2020;

▪	2degrees management presentation;

▪	financial forecast to 31 December 2026;

▪	quality of earnings assessment for the financial years ending 31 December 2021 and 2022;

▪	draft 2degrees prospectus for the initial public offering;

▪	broker research, industry reports and press articles; and

▪	correspondence on the offer and pricing between Voyage and 2degrees.

Some of the analyses summarised below includes information presented in tabular format. In order to fully understand the analyses used by Grant Samuel, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses that was performed. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Grant Samuel’s opinion.

2	Fairness Opinion

Grant Samuel’s evaluation of 2degrees has been estimated on the basis of fair market value as a going concern, defined as the estimated price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information and acquire 100% of the company.

Grant Samuel has placed primary reliance on the capitalisation of earnings methodology in determining a value range for 2degrees. This is primarily due to the availability of quality information that can be analysed to determine an applicable multiple range. This information includes the earnings multiples implied from the prices of comparable transactions and the sharemarket ratings of listed companies. In addition, Grant Samuel has undertaken a discounted cash flow valuation as a cross check against the capitalisation of earnings methodology.

In Grant Samuel’s opinion the full underlying equity value of 2degrees is in the range of NZ$1,170 and NZ$1,370 million (before the payment of options). This value represents the value of acquiring 100% of the equity in 2degrees and therefore includes a premium for control. In Grant Samuel’s opinion the offer price of the Proposed Transaction is within the Grant Samuel’s full underlying valuation range of the company and is therefore fair, from a financial point of view, to Trilogy.

3	Implied Multiples and Comparable Analysis

Implied Multiples

Grant Samuel’s valuation of 2degrees implies the following multiples of earnings before interest, taxes, depreciation, amortisation and certain other non-recurring items (EBITDA):

2DEGREES – IMPLIED VALUATION MULTIPLES1

DATE	RANGE OF MULTIPLES
	LOW	HIGH

Multiple of Normalised EBITDA (pre IFRS16)[2] (times)
Year ending 31 December 2021	8.0	9.1

Year ending 31 December 2022	7.8	8.9

Multiple of Normalised EBITDA (pre IFRS 16) (times) less capital expenditure[3]
Year ending 31 December 2021	18.3	20.9

Year ending 31 December 2022	19.0	21.8

The valuation of 2degrees has been considered in the context of the multiples implied by the:

▪	transactions with operations similar to 2degrees (Transactions Analysis); and

▪	share market prices of listed companies in the telecommunications industry (Sharemarket Evidence).

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgement and experience, Grant Samuel selected representative ranges of EBITDA multiples and applied these to the estimated relevant EBITDA for 2degrees.

In evaluating comparable companies, Grant Samuel made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of 2degrees. These include, among other things, comparable company growth, the impact of competition on the businesses of 2degrees and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects for 2degrees to or the industry, or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

EBITDA multiples implied by the transaction price of successful transactions and the multiples implied by the share prices of comparable listed companies are summarised below:

MARKET MULTIPLES

	HISTORIC	FORECAST
Average EBITDA multiples from transaction evidence	7.8	8.0

Average EBITDA multiples for comparable companies	7.4	7.1

Average EBITDA (less capital expenditure) multiples for comparable companies	14.1	n.a.

[1]	Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

[2]	A pre IFRS 16 approach includes estimated lease payments using depreciation of leased assets and the interest on lease liabilities as a proxy for operating lease expenses. The purpose of this is to show the EBITDA for 2degrees and listed comparable companies on a like-for-like basis with the transactions that occurred prior to the introduction of IFRS 16. IFRS 16 applied for reporting entities whose financial years began on or after 1 January 2019.

[3]	Capital expenditure has been adjusted to be 17% of services revenue (in line with historical averages).

Discounted Cash Flow Analysis

Grant Samuel performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of that company.

Grant Samuel calculated a range of implied equity values based on estimates of future cash flows for the financial years ending 31 December 2022 through to 31 December 2026. Grant Samuel performed this analysis on the estimated future cash flows contained in the forecasts provided by 2degrees’ management.

Grant Samuel’s discounted cash flow analysis provided valuation ranges that were consistent with the capitalisation of earnings methodology.

This report should be read in conjunction with the Qualifications, Declarations and Consents outlined at Appendix A.

GRANT SAMUEL & ASSOCIATES LIMITED

21 December 2021

APPENDIX A – QUALIFICATIONS, DECLARATIONS AND CONSENTS

1.	Qualifications

The Grant Samuel group of companies provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 400 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, Christopher Smith, BCom, PGDipFin, MAppFin, and Myles Snaddon, LLB, BCom, CFA. Each has a significant number of years of experience in relevant corporate advisory matters.

2.	Limitations and Reliance on Information

Grant Samuel’s opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by the directors, management and advisers of Trilogy and 2degrees. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the underlying value of 2degrees. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose.

Grant Samuel has not undertaken a due diligence investigation of 2degrees. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of 2degrees. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice and in a manner consistent with methods of accounting used in previous years.

An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practicable. However, it must be recognised that such information is not always capable of external verification or validation.

The information provided to Grant Samuel included projections of future revenues, expenditures, profits and cash flows of 2degrees prepared by the management of 2degrees. Grant Samuel has used these projections for the purpose of its analysis. Grant Samuel has assumed that these projections were prepared accurately, fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such projections. It is assumed that the projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

However, Grant Samuel in no way guarantees or otherwise warrants the achievability of the projections of future profits and cash flows for 2degrees. Projections are inherently uncertain. Projections are predictions of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

▪	the title to all such assets, properties, or business interests purportedly owned by 2degrees is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments;

▪	there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators other than as publicly disclosed, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of 2degrees, other than as publicly disclosed;

▪	various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and

▪	there are no material legal proceedings regarding the business, assets or affairs of 2degrees.

3.	Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to the value of 2degrees. Grant Samuel expressly disclaims any liability to any 2degrees or Trilogy security holder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of any other communications to Trilogy or 2degrees shareholders and has not verified or approved any of the contents of such correspondence; provided that Grant Samuel has reviewed certain disclosure of this opinion in the Trilogy shareholder meeting materials. Grant Samuel does not accept any responsibility for the contents of the any other communications to Trilogy or 2degrees shareholders (except for the section 1 of this report).

4.	Independence

Grant Samuel and its related entities do not have any shareholding in or other relationship or conflict of interest with Trilogy, 2degrees or Voyage that could affect its ability to provide an unbiased opinion in relation to the Proposed Transaction. Grant Samuel had no part in the formulation of the Proposed Transaction. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposed Transaction. Grant Samuel will receive no other benefit for the preparation of this report. There are no understandings or agreements between Grant Samuel or its affiliates and Trilogy or its affiliates with respect to future financial advisory or financing services.

5.	Declarations

Trilogy has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Trilogy has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Trilogy are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the directors and executive management of Trilogy and 2degrees. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

SCHEDULE “B”

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) – SECTIONS 237 - 247

DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 – Dissent Proceedings

Definitions and application

237	(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1)	If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)	If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)	The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1)	A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)	Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)	Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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